SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of: September 2007	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse
Montréal, Québec
Canada H4T 1P5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

Date: September 27, 2007	By:	/s/ Lindsay Matthews
		Name:	Lindsay Matthews
		Title:	Director, Legal Services and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.	Material Change Report dated September 27, 2007
2.	News Release dated September 18, 2007
3.	Agreement and Plan of Merger dated September 17, 2007

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Gildan Activewear Inc.
725 Montée de Liesse
Montréal, Quebec H4T 1P5

Item 2         Date of Material Change

September 18, 2007.

Item 3         News Release

On September 18, 2007, Gildan Activewear Inc. ("Gildan") issued a press release indicating the material change, which was disseminated in Canada on the CNW Group news wire service. A copy of the press release is attached hereto as Annex A and forms an integral part hereof.

Item 4         Summary of Material Change

On September 18, 2007, Gildan announced that it had entered into an agreement to acquire 100% of the outstanding capital stock of V.I. Prewett & Son, Inc. ("Prewett"), an Alabama-based sock manufacturer, for a purchase price of US$135 million, to be paid in cash at closing, with further contingent payments of up to US$10 million. The acquisition is subject to U.S. regulatory approvals and is expected to close around the end of October 2007.

Item 5         Full Description of Material Change

On September 18, 2007, Gildan announced that it had agreed to acquire 100% of the outstanding capital stock of Prewett, an Alabama-based sock manufacturer, through a reverse subsidiary merger of an indirect wholly-owned subsidiary of Gildan ("Merger Co") with and into Prewett. The parties entered into an agreement and plan of merger (the "Agreement"), which sets out the terms and conditions of the proposed acquisition (the "Acquisition"). The Acquisition is subject to U.S. regulatory approvals and other customary conditions precedent and is expected to close around the end of October 2007.

Pursuant to the terms of the Agreement, at closing Merger Co will merge with and into Prewett, whereby each common share of Merger Co will be converted into one share of common stock of Prewett and all of the outstanding shares of capital stock of Prewett will be cancelled and will be converted into the right to receive cash as provided in the Agreement. Following the merger, Prewett will continue as the surviving entity.

The purchase price (the "Purchase Price") to be paid by Gildan to Prewett shareholders consists of US$135 million in cash at closing, with further contingent payments of up to US$10 million to be held in escrow and to be released in accordance with the terms of an escrow agreement. The Purchase Price is subject to a post-closing adjustment to reflect the positive or negative difference between the average level of working capital and the audited working capital of the business as at closing.

Further details of the Acquisition are set out in the press release attached hereto as Annex A and the Agreement, which is attached hereto as Annex B.

Item 6         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Further information regarding the matters described in this report may be obtained from Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer of Gildan.

Item 9         Date of Report

September 27, 2007.

ANNEX A

Press Release
(September 18, 2007)

See attached.

For Immediate Release

Contact:

Laurence G. Sellyn, Executive Vice-President,

Chief Financial and Administrative Officer

Tel: (514) 343-8805

Email: lsellyn@gildan.com

Gildan Activewear Announces Acquisition of U.S. Sock Manufacturer
- Company Updates Fiscal 2008 Earnings Guidance to Include Acquisition Accretion –

Montréal, Tuesday, September 18, 2007 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced that it has entered into an agreement to purchase 100% of the capital stock of V.I. Prewett & Son, Inc. ("Prewett"), a large U.S. private label supplier of basic family socks to U.S. mass-market retailers, which is located in Fort Payne, Alabama. The initial purchase price is U.S. $125 million, with further contingent payments of up to U.S. $10 million. The purchase consideration will be paid in cash and will be financed out of Gildan’s revolving bank credit facilities. The acquisition of Prewett, which is subject to U.S. regulatory approvals, is expected to close around the end of October 2007.

Gildan and Prewett believe that the combination of the two companies will enhance the global cost-competitiveness of Prewett’s basic athletic sock programs, and result in significant cost reduction synergies. At the same time, the companies have jointly developed an integration plan designed to ensure the continuation of Prewett’s capabilities and reputation for outstanding customer service to mass-market retailers and to further strengthen Gildan’s positioning as a full-product supplier of socks, activewear and underwear for the retail channel.

Prewett currently has annualized sales of approximately U.S. $190 million. The acquisition of Prewett is expected to be accretive to Gildan’s EPS in fiscal 2008, and to increase annual EPS by approximately U.S. $0.20 per share after the acquisition integration is complete. Based on the projected first year accretion from the Prewett acquisition, and a U.S. $7 million further incremental capacity expansion of Gildan’s first Honduran sock manufacturing facility, Gildan now expects to achieve or exceed the high end of its previously announced earnings guidance range for fiscal 2008 of U.S. $1.80-$1.85 per share, representing an increase of over 40% compared with the Company’s fiscal 2007 projected EPS of approximately U.S. $1.30 before restructuring charges.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier to this market in Europe. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company’s products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. Other end-uses include work uniforms and similar applications to convey individual, group and team identity. In addition to continuing its growth within the wholesale channel, Gildan is implementing a major new growth initiative to sell athletic socks, underwear and activewear to mass-market retailers in North America.

Certain statements included in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Such forward-looking statements involve assumptions and known and unknown risks, uncertainties and other factors, including, but not limited to: general economic conditions such as currency exchange rates, commodity prices and other factors over which we have no control; the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate; the intensity of competitive activity; changes in environmental, tax, trade and other laws and regulations, including possible implementation of safeguards on sock imports from Honduras currently under review by the Committee for the Implementation of Trade Agreements; our ability to implement our strategies and plans, including our plans to profitably increase our athletic sock manufacturing capacity; our ability to complete and successfully integrate acquisitions, including the Prewett acquisition; changes in customer demand for our products and our ability to maintain customer relationships and grow our business; the seasonality of our business; our ability to attract and retain key personnel; changes in accounting policies and estimates; and, disruption to manufacturing and distribution activities due to the impact of weather, natural disasters and other unforeseen adverse events, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements, which are made only as of the date of this press release. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of other factors that may affect the Company’s future results.

2

ANNEX B

Agreement and Plan of Merger

See attached.

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

V.I. PREWETT & SON, INC.

AND

THE COMPANY SHAREHOLDERS LISTED ON THE SIGNATURE PAGES HEREOF

AND

GILDAN ACTIVEWEAR INC.

AND

GILDAN USA INC.

AND

SWING MERGER SUB, INC.

SEPTEMBER 17, 2007

i

10.7	Entire Agreement; Binding Effect; No Third Party Rights	64
10.8	Counterparts	65
10.9	Headings	65
10.10	Construction	65
10.11	Interpretations	65
10.12	Severability	65

Schedules

Schedule I	Percentage Ownership
Schedule II	Per Share Merger Consideration
Disclosure Schedule

Exhibits

Exhibit A	Articles of Merger
Exhibit B	Escrow Agreement
Exhibit C	Non-Competition and Confidentiality Agreement
Exhibit D	Legal Opinion of Scruggs, Dodd & Dodd, PA
Exhibit E	Form of Release
Exhibit F	Reference Balance Sheet

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made as of September 17, 2007, by and among GILDAN ACTIVEWEAR INC., a Canadian corporation ("Parent"), GILDAN USA INC., a Delaware corporation ("Buyer"), SWING MERGER SUB, INC., a Delaware corporation ("Merger Sub"), and V.I. PREWETT & SON, INC., an Alabama corporation (the "Company"), and the shareholders of the Company listed on the signature pages hereof (the "Company Shareholders"). The Company and Merger Sub sometimes are referred to collectively herein as the "Constituent Corporations."

RECITALS

A.

The Company is engaged in the business of the hosiery knitting, seaming, dying, bleaching, boarding, packaging and related activities (the "Business").

B.

Buyer is the wholly-owned subsidiary of Parent. Merger Sub is the indirect wholly-owned subsidiary of Parent.

C.

This Agreement contemplates a transaction in which Buyer will acquire all of the outstanding capital stock of the Company for cash through a reverse subsidiary merger of Merger Sub with and into the Company, whereby all of the outstanding shares of capital stock of the Company will be converted into the right to receive cash.

NOW THEREFORE, in consideration of the Recitals and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, do hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1

Defined Terms. As used in this Agreement, the terms below shall have the following meanings. Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending on the reference.

"Agreement" shall mean this Agreement and Plan of Merger, as the same shall be amended from time to time in accordance with its terms.

"Annual Financial Statements" shall mean the financial statements of the Company consisting of the balance sheet of the Company as of September 29, 2006 and the related statement of income, retained earnings and cash flow for the year then ended, together with the Company accountant’s report thereon.

"Articles of Merger" shall mean the Certificate of Merger to be filed with the Delaware Secretary of State and the Articles of Merger to be filed with the Alabama Secretary of State, all in substantially the form of Exhibit A.

"Business Day" shall mean any day on which national banks are open for business in the city of Atlanta, Georgia.

"Buying Group" shall mean, collectively, Parent, Buyer, Merger Sub and, following the Closing, the Company, as the Surviving Corporation, and any Subsidiaries of the Company.

"Cap" shall mean […].

"Closing" shall mean the conference to be held at 10:00 A.M. Eastern Time, on the Closing Date at the offices of Company, 208 N.E. 35th Street, Fort Payne, Alabama, or such other time and place as the Parties may mutually agree to in writing, at which the transactions contemplated by this Agreement shall be consummated.

"Closing Amount" shall mean: (a) the Merger Price, plus (b) cash on hand and cash equivalents (including any restricted cash related to the Company’s practice of self insuring its employees’ health and dental costs) of the Company at Closing, minus (c) the sum of the Escrow Deposit, the Transaction Expenses that remain unpaid at Closing and the Indebtedness for Borrowed Money that remains unpaid at Closing, minus (d) $22,000 as described in Section 3.8 of the Disclosure Schedule.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Committee" shall mean The Committee for the Implementation of Textile Agreements.

"Common Stock" shall mean the 500.001 authorized shares of the Company’s Common Stock, $100.00 par value.

"Common Stock Price" shall mean an amount equal to (a) the Closing Amount divided by (b) the sum of the Shares Outstanding.

"Company Employees" shall mean any individual employed by the Company.

"Company Shareholder" shall mean any Person who holds any Common Stock immediately prior to the Effective Time.

"Consent" shall mean with respect to a given Person any approval, authorization, waiver (including waiver of any right to terminate or otherwise adversely affect the rights of the Company or the Subsidiaries under any contract to which the Company or any Subsidiary is a party on account of the transactions contemplated hereby), consent, qualification or registration, or any waiver of any of the foregoing, required to be obtained by such Person from, or any notice, statement or other communication required to be filed by such Person with or delivered by such Person to, any Regulatory Authority or any other Person that is party to a contract.

"Data Site" shall mean the documents and information posted by the Company to a secure website, hosted by Burr & Forman LLP, using the name "Sale of V.I. Prewett & Sons."

"Disclosure Schedule" shall mean the Disclosure Schedule, dated the date of this Agreement, delivered by the Company and the Company Shareholders to Parent, Buyer and Merger Sub contemporaneously with the execution and delivery of this Agreement.

"Effective Time" shall mean the time and date designated by the Parties at Closing for the effectiveness of the Merger. The Parties shall use their best efforts to cause the Articles of Merger to be filed with the Secretary of State of the State of Delaware and the Secretary of State of the State of Alabama at the Effective Time.

"Employee Benefit Plan" shall mean collectively, each pension, retirement, profit-sharing, Code Section 401(k), savings, deferred compensation, stock option, employee stock ownership, share purchase, stock appreciation rights, restricted stock, phantom stock, stock bonus, severance pay, termination pay, supplemental unemployment, salary continuation, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, holiday, accident, disability or any other employee benefit plan or fringe benefit plan, including any "employee benefit plan," as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be covered or qualified under the Code, ERISA or any other applicable Law, written or oral, funded or unfunded, actual or contingent or arrived at through collective bargaining or otherwise.

"Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment, including, without limitation: (a) the Clean Water Act, 33 U.S.C. §§1251 et seq.; (b) the Clean Air Act, 42 U.S.C. §§7401 et seq.; (c) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq.; (d) the Emergency Planning and Community Right to Know Act, 42 U.S.C. §§11001 et seq.; (e) the Hazardous Materials Transportation Act, 49 U.S.C. §§5101 et seq.; (f) the Comprehensive Environmental Response Compensation Liability Act, 42 U.S.C. §§9601 et seq.; (g) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.), (h) any state, county, municipal or local Laws similar or analogous to the federal statutes listed in parts (a) – (g) of this subparagraph; (i) any amendments to the Laws listed in parts (a) – (h) of this subparagraph now in effect; (j) any rules, regulations, directives, orders or the like adopted pursuant to or implementing the Laws and amendments listed in parts (a) – (i) of this subparagraph; and (k) any other Law, directive, order or the like in effect now or in the future relating to environmental, health or safety matters.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" shall mean any Person who, together with the Company, is treated as a single employer within the meaning of Section 414(b), (c), (m), or (o) of the Code or Section 4001(a)(14) of ERISA. Any ERISA Affiliates are listed on Section 1.1 of the Disclosure Schedule.

"Escrow Agent" shall mean Regions Bank.

"Escrow Agreement" shall mean the Escrow Agreement among Buyer, Company, as predecessor to Surviving Corporation and the Shareholder Representatives on behalf of the Company Shareholders in substantially the form of Exhibit B.

"Escrow Deposit" shall mean the sum of $10,000,000 to be delivered to the Escrow Agent pursuant to Section 2.7(a) of this Agreement, plus all interest earned with respect thereto.

[…]

"Financial Statements" shall mean the Annual Financial Statements and the Interim Financial Statements, collectively.

"Former Shareholders" shall mean all shareholders of the companies that were merged into the Company in connection with the Restructuring which are not currently Company Shareholders.

"GAAP" shall mean generally accepted accounting principles as employed in the United States, applied consistently with prior periods and with the Company’s historical practices and methods, provided that the Company’s historical practices and methods shall not be consistently applied to the extent they are not in accordance with GAAP.

"GAAS" shall mean generally accepted auditing standards as employed in the United States as in effect from time to time.

"Hazardous Material" shall mean any chemical, substance, waste, material, pollutant, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including, without limitation, RCRA hazardous wastes, CERCLA hazardous substances, pesticides and other agricultural chemicals, oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, biological agents (mold, mildew, fungal spores), lead in paint or drinking water, radon, asbestos, and polychlorinated biphenyls (PCBs).

[…]

"HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

"Immigration Laws" shall mean the Immigration Reform and Control Act of 1986, and the rules and regulations promulgated thereunder.

"Improvements" shall mean all buildings, structures, fixtures and other improvements included in the Real Property or the Leased Real Property.

"Indemnified Party" shall mean any Party seeking indemnification under Article VIII of this Agreement.

"Indemnifying Party" shall mean the Party from whom the indemnification is sought under Article VIII of this Agreement.

"Intellectual Property" shall mean (a) trademarks, service marks, Internet domain names, trade names and trade dress, and all goodwill related thereto, (b) copyrights in any work of authorship recognized by foreign or domestic Law, by statute or at common law or otherwise (including but not limited to databases and computer software, in source code and object code form), (c) trade secrets and confidential information, and (d) patents and patent applications.

"Interim Financial Statements" shall mean the unaudited, interim financial statements consisting of the balance sheet of the Company as of March 30, 2007 and the related statement of income and statement of cash flow for the six month period ended March 30, 2007.

"Investments" shall mean the Company’s minority equity interests held directly or indirectly by the Company, all as described in Section 3.1 of the Disclosure Schedule.

"Knowledge of the Company" or "Company’s Knowledge" or any similar phrase shall mean the knowledge of Charles E. (Ben) Johnson, Bobby R. Cole, Charles Cole, Jody Goggans, Ross McKeehan, Steve McKeehan and C. Steve Bell, after due inquiry, as well as the knowledge such individuals should reasonably be expected to have after due inquiry in the exercise in the ordinary course of business of their responsibilities as officers, directors or employees of the Company.

"Law" shall mean any federal, state, local or other governmental law (including, without limitation, common law), codes, ordinances, reporting or licensing requirements, statutes, rules or regulations of any kind, and the rules and regulations promulgated thereunder.

"Leased Real Property" shall mean any real property leased by the Company, together with all Improvements thereon (including construction in progress) and appurtenances thereto located on such real property.

"Lien" shall mean any lien, claim, mortgage, security interest, restriction, or other encumbrance of any type or nature whatsoever, except (a) liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings as set forth in the Disclosure Schedule, (b) municipal and zoning ordinances and easements for public utilities, none of which interfere with the use of the property as currently utilized, and (c) minor defects in title and other easements and restrictions, if any, that do not detract from or impair the utility or value of the particular asset to the Company.

"Losses" shall mean damages, liabilities, deficiencies, claims, actions, demands, judgments, interest, losses, or costs or expenses of whatever kind including reasonable attorneys’ fees.

"Material Adverse Effect" shall mean (i) a change (including, without limitation, any change in the relationship between the Company or any of its Subsidiaries and any significant customer, supplier or other business relationship), event, violation, inaccuracy or circumstance the effect of which is both material and adverse to the property, business, operations, assets (tangible and intangible), or financial condition, or (ii) a change which is likely to result in significant decline in the profitability of the Company and its Subsidiaries, taken as a whole; provided, however, that Material Adverse Effect shall not include any condition or circumstance resulting from a negative change in Company’s industry or markets as a whole or resulting from any general economic downturn (so long as the Company or any of its Subsidiaries are not disproportionately affected thereby).

"Merger" shall mean the merger of Merger Sub with and into the Company described in Article II of this Agreement.

"Merger Price" shall mean the sum of $135,000,000 (it being understood that such Merger Price is a fixed amount and shall not be increased as a result of share issuances or conversions, option or warrant exercises, or similar events).

"Merger Sub Common Stock" shall mean the 1,000 authorized shares of Merger Sub’s common stock, $0.01 par value.

"Ordinary Course of Business" shall mean whether or not such phrase is capitalized, any action taken by a Person if that action: (a) is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person; and (b) does not require authorization by the board of directors or shareholders of such Person (or by any Person or group of Persons exercising similar authority).

"Party" or "Parties" shall mean the Company, Parent, Buyer and Merger Sub.

"Per Share Escrow Amount" shall mean an amount equal to (a) the aggregate amount distributed to the Shareholder Representatives pursuant to the terms of the Escrow Agreement divided by (b) the sum of the Shares Outstanding.

"Per Share Working Capital Excess" shall mean an amount equal to: (a) the excess working capital, if any, to be paid to the Company Shareholders in accordance with Section 2.8 divided by (b) the sum of the Shares Outstanding.

"Permit" shall mean any Regulatory Authority approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, assets or business.

"Person" shall mean a natural person, corporation, limited liability company, trust, partnership, government entity, agency or branch or department thereof, or any other legal entity.

"Predecessor Companies" shall mean the corporations merged into the Company in the Restructuring.

"Real Property" shall mean all real property that is owned by the Company or any of its Subsidiaries, and all of the Company’s and its Subsidiaries’ right, title, and interest in the Improvements located thereon, together with all water lines, rights of way, uses, licenses, hereditaments, tenements, and appurtenances belonging or appertaining thereto and any and all assignable warrants of third parties with respect thereto.

"Reference Balance Sheet" shall mean the balance sheet of the Company as at March 30, 2007 attached hereto as Exhibit F.

"Regulatory Authority" shall mean any federal, state, county, local, foreign or other governmental, public or regulatory agencies, authorities (including self-regulatory authorities), instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective subsidiaries.

"Release" shall have the same meaning ascribed thereto under CERCLA Section 101(22), except that it shall apply to any and all Hazardous Materials, not just CERCLA hazardous substances.

"Restructuring" shall mean the merger of the fourteen companies with and into the Company pursuant to the terms of the Merger Agreement dated March 27, 2006 by and among the fourteen companies and the Company, which mergers were effective pursuant to a Certificate of Merger filed and effective as of March 31, 2006.

"Severance Costs" shall mean all severance, change of control, retention or similar payments (including, without limitation, the acceleration of the time of payment of or the vesting or triggering of any payment or funding (through a grantor trust or otherwise) of compensation or benefits, or the increase of the amount payable or the triggering of any other payment or other obligation (including without limitation deferred compensation payments) under or pursuant to any plan or arrangement providing for compensation or benefits) which any director, officer or employee of the Company or any Subsidiary could be entitled to as a direct or indirect result of the transactions contemplated hereby (either alone or together with any other event) whether arising before or after the Closing or whether contingent on continued employment or not, in each case only to the extent such payments are by their terms payable in cash or cash equivalents.

"Shareholder and Related Party Notes" shall mean those notes owed to the Company Shareholders and related parties listed on Section 3.28(b) of the Disclosure Schedule and setting out the holders and principal amounts of each such note.

"Shares Outstanding" shall mean the aggregate number of shares of Common Stock issued and outstanding immediately prior to the Effective Time outstanding immediately prior to the Effective Time.

"Significant Shareholders" shall mean the following individuals: (a) Charles E. (Ben) Johnson, (b) Bobby R. Cole, (c) Charles Cole, (d) Steve McKeehan, (e) Ross McKeehan, (f) C. Steve Bell, and (g) Jody Goggans.

"Surviving Corporation" shall mean the Company as the survivor of the Merger.

"Tax" or "Taxes" shall mean any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, margin, windfall profits, business, premium, self-procurement, surplus lines, retaliatory, workers’ compensation, environmental, highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business, unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto, and including any liability for Taxes of another Person pursuant to a contract, as a transferee or successor, under Treasury Regulation Section 1.1502-6 or analogous state, local or foreign Law or otherwise.

"Tax Return" shall mean any report, return, information return, or other information required to be supplied to a Regulatory Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a party or its subsidiaries.

"Third Party Claim" shall mean a legal proceeding, action, claim or demand instituted by any third Person.

"Transaction Expenses" shall mean the amount representing all fees and expenses incurred by the Company in connection with the Merger, this Agreement and the transactions contemplated by this Agreement, including the fees and expenses of counsel, investment bankers, brokers, accountants (including the fees and expenses of MDA, the Shareholder Representatives and the Company Shareholders in connection with the Audit, the Audited Closing Date Balance Sheet, Audited Closing Date Working Capital Amount and any Objection Notice delivered by the Shareholder Representatives) and other experts, the amount payable to the Shareholder Representatives as provided in Section 5.8(h), one-half (1/2) of the fees of the Escrow Agent under the Escrow Agreement and one-half (1/2) of the fees of GaiaTech with respect to GaiaTech’s investigations of the Company in connection with the transactions contemplated by this Agreement, and the transaction bonus described on Section 3.8 of the Disclosure Schedule. Transaction Expenses will be evidenced by invoices delivered to the Company on or prior to the Closing Date.

"Working Capital Amount" shall mean, as of any date of determination and without giving effect to the transactions contemplated by this Agreement, the amount that is equal to the difference between (x) the sum of the following current assets of the Company as of such date of determination: trade and vendor accounts receivable net of the allowance for doubtful accounts, inventory including machine parts, computer hardware and software parts and other supplies (with appropriate adjustments for obsolete, damaged, discontinued, or slow moving inventory), tax refunds receivable (excluding the Subchapter "S" deposit described in Section 5.12 hereof), and other current assets (excluding fair market value of any interest rate or currency swaps and current deferred income tax) and (y) the sum of the following current liabilities of the Company as of such date of determination: accounts payable (including outstanding checks not yet presented for payment), deferred revenue, current income Tax liabilities, reserve for the worker’s compensation claim made by […] on February 4, 1999, the amount of any Duties or Taxes not paid prior to Closing pursuant to Section 5.13(d), accrued expenses and payroll withholding, including but not limited to all employee related liabilities (including any liabilities related to the Company’s practice of self insuring its employees’ health and dental costs), accrued bonuses, accrued vacation, worker’s compensation liabilities, employee benefits liabilities and unfunded employee benefit programs, pay through the Closing Date (excluding Transaction Expenses paid prior to or at Closing, Shareholder and Related Party Notes, the current portion of long-term debt and accrued interest, any liability for transfer Taxes pursuant to Section 2.8(d) and current deferred tax liabilities). Any determination of Working Capital Amount shall not give effect to the consummation of the transactions provided for herein.

"Other Terms" The following terms shall have the meaning set forth in the Sections of this Agreement listed on the following table:

Term	Page	Term	Page

ABCA	10	Guarantees and Indemnitees	37
Actual Closing Date Working Capital		Indebtedness for Borrowed Money	15
Amount	17	License	25
Adjustment Excess	17	Material Contracts	25
Applicable Country	4	MDA	15
Audit	16	Merger Sub	1
Audited Closing Date Balance Sheet..	16	NAFTA	24
Audited Closing Date Working Capital		Negotiation Period	59
Amount	16	Objection Notice	16
Baseline Working Capital Amount	15	Parent	1
Business	1	Per Share Merger Consideration	11
Buyer	1	Pre Closing Periods	48
Closing Date	10	Prewett Mills Honduras	21
Closing Date Balance Sheet	15	Product	36
Closing Date Review	15	Rebate	13
Closing Date Working Capital Amount15		Recalls	36
Company	1	Revised Schedules	53
Company Employee Benefit Plan	27	Shareholder Representatives	45
Company Shareholders	1	Straddle Periods	48
Constituent Corporations	1	Subsidiaries	18
DGCL	10	Surviving Corporation Common Stock	12
Dissenting Shares	12	Threshold Amount	58
Environmental Audit Reports	52	VEBA	30
Environmental Permits	30	WARN Act	27
Firm	16

ARTICLE II
THE MERGER; CLOSING BALANCE SHEET

2.1

The Merger. This Agreement provides for the merger of Merger Sub with and into the Company, whereby it is contemplated that each outstanding share of Merger Sub Common Stock will be converted into one share of the Common Stock, and each outstanding share of the Common Stock will be converted into cash as provided in this Agreement. On and subject to the terms and conditions of this Agreement, as of the Effective Time, Merger Sub will be merged with and into the Company, which shall continue to be governed by the Laws of the State of Alabama, and the separate existence of Merger Sub shall thereupon cease. The Merger shall be pursuant to the provisions of, and shall be with the effect provided in, the Delaware General Corporation Law (the "DGCL") and the Alabama Business Corporation Act ("ABCA").

2.2

The Closing. The Parties intend that the Closing shall take place on the later of (a) the third Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions that the Parties will take at the Closing itself) and (b) October 15, 2007, or such other time and date as the Parties may mutually determine (the "Closing Date").

2.3

Actions at Closing. At the Closing, (a) the Company will deliver to Parent, Buyer and Merger Sub the various certificates, instruments and documents referred to in Article VI of this Agreement, (b) Parent, Buyer and Merger Sub will deliver to the Company the various certificates, instruments and documents referred to in Article VII of this Agreement, (c) the Articles of Merger shall be executed and acknowledged by each of Merger Sub and the Company and the Articles of Merger shall be filed with the Secretary of State of the State of Alabama and the Secretary of State of the State of Delaware, respectively, and (d) Parent will pay to the Shareholder Representatives or their counsel for the benefit of the Company Shareholders the Closing Amount. At Closing, the Shareholder Representatives or their counsel for the benefit of the Company Shareholders shall provide a certificate to Buyer certifying to the issuance and delivery of the Closing Amount to all of the Company Shareholders who have properly delivered their stock certificates, letters of transmittal and other documents required to be delivered hereunder.

2.4

Effect of Merger.

(a)

General. The Merger shall become effective at the Effective Time. The Merger shall have the effects set forth in the DGCL and the ABCA. At the Effective Time, the identity, existence, rights, privileges, powers, franchises, properties and assets of the Company shall continue unaffected and unimpaired by the Merger; the separate corporate existence of Merger Sub shall cease and the Surviving Corporation shall become the owner, without transfer, of all rights and property of the Constituent Corporations; and the Surviving Corporation shall be subject to all of the debts and liabilities of the Constituent Corporations as if the Surviving Corporation had itself incurred them. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either the Company or Merger Sub in order to carry out and effectuate the transactions contemplated by this Agreement.

(b)

Articles of Incorporation; Bylaws. The Articles of Incorporation and the Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and the Bylaws of the Surviving Corporation until amended in accordance with their respective terms and as provided by applicable Law.

(c)

Directors and Officers. The directors and officers of Merger Sub shall become the directors and officers of the Surviving Corporation at and as of the Effective Time (retaining their respective positions and terms of office).

2.5

Conversion of Stock; Procedure for Payment.

(a)

Common Stock of the Company. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Common Stock, the Company, Buyer or Merger Sub, all shares of Common Stock that are issued and outstanding immediately prior to the Effective Time, but other than (i) Dissenting Shares, and (ii) those shares of Common Stock to be canceled pursuant to Section 2.5(b), shall be canceled and extinguished and converted into the right to receive in cash an amount equal to (i) the Common Stock Price, plus (ii) the right to receive the Per Share Escrow Amount, if any, together with interest accrued thereon, to be paid if and when released in accordance with the Escrow Agreement, plus (iii) the Per Share Working Capital Excess, if any, to be paid in accordance with Section 2.8, and less any applicable withholding of taxes (such amount hereinafter referred to as the "Per Share Merger Consideration"). All such Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and each holder of a certificate or certificates representing any such Common Stock shall cease to have any rights with respect thereto, except the right to receive the consideration specified in the preceding sentence. For example purposes only, Schedule II sets forth an example calculation of the Per Share Merger Consideration assuming for purposes of such calculation certain values for the line items reflected thereon.

(b)

Cancellation of Certain Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Common Stock, the Company, Buyer or Merger Sub, each share of Common Stock that is owned by the Company or any wholly owned subsidiary as treasury stock or otherwise or owned by Merger Sub shall automatically be canceled and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c)

Capital Stock of Merger Sub. As of the Effective Time, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder of Merger Sub Common Stock, the Company, Buyer or Merger Sub, be converted into one validly issued, fully paid and non-assessable share of common stock, par value $100 per share, of the Surviving Corporation ("Surviving Corporation Common Stock"). Each certificate that, immediately prior to the Effective Time, represented issued and outstanding shares of Merger Sub Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the shares of the Surviving Corporation capital stock into which such shares have been converted pursuant to the terms hereof; provided, however, that the record holder thereof shall receive, upon surrender of any such certificate, a certificate representing the shares of Surviving Corporation Common Stock into which the shares of Merger Sub Common Stock formerly represented thereby shall have been converted pursuant to the terms hereof.

(d)

Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who timely delivers to the Company such holder’s notice of intent to demand payment for such holder’s shares if the Merger is effected, thereafter does not vote in favor of the Merger or consent thereto in writing and who otherwise properly demands appraisal for such Common Stock in accordance with the ABCA ("Dissenting Shares") shall not be converted into a right to receive the Per Share Merger Consideration at the Effective Time in accordance with Section 2.5(a) hereof, but shall represent and become the right to receive such consideration as may be determined to be due to the holder of such Dissenting Shares pursuant to the Laws of the State of Alabama, unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the ABCA. If, after the Effective Time, such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal, such former Dissenting Shares held by such holder shall be treated as if they had been converted as of the Effective Time into a right to receive, upon surrender as provided above, the Per Share Merger Consideration in accordance with Section 2.5(a). The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Common Stock, withdrawals of such demands and any other instruments served pursuant to the ABCA and received by the Company, and the Company shall have the right to direct all negotiations and proceedings with respect to such demands. The Company shall not make any payment with respect to, or settle or offer to settle, any such demands, except with the prior written consent of Buyer, such consent not to be unreasonably withheld or delayed.

2.6

Occurrence of an Escrow Event.

[…]

2.7

Payments.

(a)

Deposit with Escrow Agent. At Closing, Buyer and Merger Sub shall deposit with the Escrow Agent by wire transfer of immediately available funds the Escrow Deposit. The Escrow Deposit shall be subject to payment to the Surviving Corporation or as provided in Section 2.6 hereof and in the Escrow Agreement in accordance with the Escrow Agreement. The Escrow Deposit shall not constitute part of the consideration received by the Company Shareholders in respect of their Common Stock unless and until received by the Company Shareholders, and until so received shall be deemed to be consideration that is contingent.

(b)

Payment for Shares.

(i)

Immediately following the date hereof, the Company shall mail or deliver to each current record holder of certificates representing Common Stock (A) a notice of the execution of this Agreement, (B) a form letter of transmittal which shall specify that delivery shall be effected, and risk of loss and good title (subject to no Liens) to the certificates shall pass, only upon proper delivery of the certificates to the Surviving Corporation, and (C) instructions for use in surrendering such certificates on or prior to Closing and receiving the Common Stock Price in respect thereof upon effectiveness of the Merger.

(ii)

Upon surrender to the Surviving Corporation of a certificate, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, the holder of such certificate shall be entitled to promptly receive, in exchange therefor (other than Common Stock to be canceled pursuant to Section 2.5(b)), cash in an amount equal to the product of (A) the number of shares of Common Stock formerly represented by such certificate and (B) the Common Stock Price, which amounts shall be paid by the Surviving Corporation by check or wire transfer in accordance with the instructions provided by such holder. No interest or dividends will be paid or accrued on the consideration payable upon the surrender of any certificate. If the consideration provided for herein is to be delivered in the name of a Person other than the Person in whose name the certificate surrendered is registered, it shall be a condition of such delivery that the certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such delivery shall pay any transfer or other taxes required by reason of such delivery to a Person other than the registered holder of the certificate, or that such Person shall establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.7(b)(ii), each certificate (other than certificates representing Dissenting Shares or Common Stock to be canceled pursuant to Section 2.5(b)) shall represent, for all purposes (other than Common Stock to be canceled pursuant to Section 2.5(b)), only the right to receive the Per Share Merger Consideration.

(iii)

After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Article 2.

(iv)

In the event any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to the Surviving Corporation) of that fact by the Person (who shall be the record owner of such certificate) claiming such certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such certificate, the Surviving Corporation will issue in exchange for such lost, stolen or destroyed certificate the Per Share Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(c)

Transaction Expenses; Repayment of Indebtedness. From the date hereof through the Closing, the Company shall be entitled to utilize any and all available cash of the Company (i) to pay the Transaction Expenses and (ii) to repay outstanding indebtedness owed by the Company for borrowed money, including, without limitation, the Shareholder and Related Party Notes, indebtedness owed to third party lenders, capitalized lease financings, any interest rate hedging obligations to the extent such obligations are "out-of-the-money," and any breakage fees or other costs and expenses in connection with any such repayment (the "Indebtedness for Borrowed Money"). On the day prior to Closing, the Company shall deliver to the Buying

Group a schedule setting forth all unpaid Transaction Expenses and unpaid Indebtedness for Borrowed Money, and at Closing, the Buying Group shall, or shall cause the Surviving Corporation to, pay all then unpaid Transaction Expenses and all then unpaid Indebtedness for Borrowed Money. In addition, the Company shall obtain a release on or prior to the Closing of all Liens securing any such Indebtedness for Borrowed Money and shall terminate the related financing arrangements. The Company Shareholders shall be responsible for any Transaction Expenses that are invoiced post-Closing.

2.8

Working Capital Adjustments.

(a)

Baseline Working Capital Amount. The "Baseline Working Capital Amount" shall mean […].

(b)

Post-Closing Determination. Within sixty (60) calendar days after the Closing Date, at the expense of the Surviving Corporation, the Surviving Corporation will conduct an analysis (the "Closing Date Review") of the Working Capital Amount (the "Closing Date Working Capital Amount"), and prepare and deliver to MDA Professional Group, P.C. ("MDA") a computation of the Closing Date Working Capital Amount and a balance sheet of the Company (the "Closing Date Balance Sheet"), each to be computed and prepared in accordance with GAAP and as of the Closing Date but prior to the consummation of the transactions provided for herein; provided, however, that cash on hand at Closing, which increases the Closing Amount, and Transaction Expenses and Indebtedness for Borrowed Money that remains unpaid at Closing, which reduces the Closing Amount, shall not be reflected in the Closing Date Balance Sheet or in the Closing Date Working Capital Amount; provided further that the reserves associated with the repackaging of products in connection with the Company’s […] shall be properly accounted for in accordance with GAAP and rebates to customers, sales allowances and sales returns on a calendar basis shall be accrued. Such Closing Date Balance Sheet shall be consistent with the GAAP accounting policies used in the preparation of the Reference Balance Sheet solely to the extent that such accounting policies are in accordance with GAAP and do not conflict with the definition of the term "Working Capital Amount," and, with respect to inventory, shall be based in part on a physical count of the inventory of the Surviving Corporation and its Subsidiaries. Any such inventory count shall be conducted jointly by Buying Group and a designated agent of MDA, and may be attended by a Shareholder Representative. The Buying Group, in conjunction with MDA and a Shareholder Representative, will develop procedures necessary for inventory taking and valuation of receivables, inventory and payables. Within sixty (60) calendar days after the receipt of the Closing Date Balance Sheet and Closing Date Working Capital Amount, the Albertville, Huntsville, Athens or Gadsden office of MDA, at the expense of the Company Shareholders, will conduct an audit of the Closing Date Working Capital and issue an audit opinion (the "Audit"). The Audit shall be done in accordance with GAAS and GAAP consistent with the accounting policies used in the preparation of the Reference Balance Sheet solely to the extent that such accounting policies are in accordance with GAAP and do not conflict with the definition of the term "Working Capital Amount," and, with respect to inventory, shall be based on the physical count described in the preceding sentence, of the Closing Date Balance Sheet and the Closing Date Working Capital Amount. Upon completion of the Audit, MDA will deliver to Surviving Corporation and Shareholder Representatives such audited Closing Date Balance Sheet (the "Audited Closing Date Balance Sheet") and Closing Date Working Capital Amount (the "Audited Closing Date Working Capital

Amount"). The Surviving Corporation will make available to MDA and Shareholder Representatives all records and work papers used in preparing the Closing Date Balance Sheet and Closing Date Working Capital Amount. If either the Surviving Corporation or the Shareholder Representatives disagrees with the dollar amount of any specific line items included in the Audited Closing Date Balance Sheet and the computation of the Audited Closing Date Working Capital Amount, the Surviving Corporation or Shareholder Representatives, as the case may be, may, within thirty (30) calendar days after receipt of the Audited Closing Date Balance Sheet, deliver a notice (an "Objection Notice") to the other party setting forth its calculation of the Audited Closing Date Working Capital Amount. If neither the Surviving Corporation nor Shareholder Representatives deliver an Objection Notice within such thirty (30) calendar day period, then the Audited Closing Date Working Capital Amount shall be deemed to be finally determined and payment shall be made in accordance with Section 2.8(d) below. If either the Surviving Corporation or Shareholder Representatives timely deliver an Objection Notice to the other party, the Shareholder Representatives and the Surviving Corporation will use reasonable efforts to resolve any disagreement as to the computation of the Audited Closing Date Working Capital Amount as soon as practicable, but if they can not reach a final resolution within thirty (30) calendar days after the Shareholder Representatives or Surviving Corporation, as the case may be, has received the Objection Notice, the Surviving Corporation and the Shareholder Representatives will jointly retain an independent accounting firm of recognized national standing (the "Firm") to resolve their disagreement. If the Surviving Corporation and the Shareholder Representatives are unable to agree on the choice of the Firm, then the Firm will be an independent accounting firm of recognized national standing selected by lot (after excluding one firm designated by the Surviving Corporation and one firm designated by the Shareholder Representatives). The Surviving Corporation and the Shareholder Representatives will direct the Firm to render a determination within thirty (30) calendar days of its retention and the Surviving Corporation and the Shareholder Representatives and their respective agents will cooperate with the Firm during its engagement. The Firm will consider only those amounts in the Audited Closing Date Balance Sheet set forth in the Objection Notice which the Surviving Corporation and the Shareholder Representatives are unable to resolve. In resolving any disputed item, the Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Firm’s determination will be based on such review as the Firm deems necessary to make its determination, and on the definition of the Audited Closing Date Working Capital Amount included herein. The determination of the Audited Closing Date Working Capital Amount by the Firm will be conclusive and binding upon the Surviving Corporation and the Company Shareholders. The Surviving Corporation and the Company Shareholders shall bear the costs and expenses of the Firm based on the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by or on behalf of such party. The Audited Closing Date Working Capital Amount, as finally determined pursuant to this Section 2.8(c), is referred to herein as the "Actual Closing Date Working Capital Amount."

(c)

Payment of Working Capital Adjustments.

(i)

Payment by the Surviving Corporation. If the sum of the Actual Closing Date Working Capital Amount exceeds the Baseline Working Capital Amount, the Surviving Corporation shall, within five (5) Business Days after the determination thereof, pay to the Shareholder Representatives, for distribution to the Company Shareholders as hereinafter provided, the amount by which (A) the sum of the Actual Closing Date Working Capital Amount exceeds (B) the Baseline Working Capital Amount (the "Adjustment Excess"). Such payment shall be made by the Surviving Corporation to the Shareholder Representatives by wire transfer of immediately available funds in United States Dollars to an account designated by the Shareholder Representatives, and upon such payment, the Surviving Corporation shall have no further obligation with respect to the payment of the Adjustment Excess to the Company Shareholders.

(ii)

Payment by the Company Shareholders. […]

(iii)

Payment Pending Resolution of Dispute. If, pursuant to Section 2.8(c) above, a dispute exists as to the final determination of the Actual Closing Date Working Capital Amount, the Surviving Corporation and the Company Shareholders shall promptly pay or caused to be paid from the Escrow Deposit, to the other, as appropriate in accordance with Sections 2.8(d)(i) and 2.8(d)(ii), such amounts as are not in dispute, pending final determination of such dispute pursuant to Section 2.8(c).

(iv)

Upon receipt of any payments as provided in subparagraphs (d)(i) or (d)(ii) above, and except to the extent provided otherwise in any agreement between Shareholder Representatives and Company Shareholders, the Shareholder Representatives shall distribute to the Company Shareholders their respective portion of such payments based on the percentages set forth opposite each Company Shareholder’s name on Schedule I attached hereto. Such payment shall be made by wire transfer to the account which the Company Shareholder has designated in writing to the Shareholder Representatives.

(d)

Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, and other similar transaction taxes and fees (including any penalties and interest) if any, imposed solely and directly by reason of the transactions contemplated by this Agreement shall be paid by the Company Shareholders when due, and the Company Shareholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration, and other similar taxes and fees, and, if, required by applicable Law, the Surviving Corporation will join in the execution of any such Tax Returns and other documentation.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

All representations and warranties of the Company or any reference to the Company are deemed to include any Person which merged with or was liquidated into the Company, including all the companies that were merged into the Company in connection with the Restructuring. The Company and each of the Significant Shareholders hereby represents and warrants to Parent, Buyer and Merger Sub as follows:

3.1

Organization and Authority.

(a)

The Company is a corporation validly existing and in good standing under the Laws of the State of Alabama. Section 3.1 of the Disclosure Schedule lists all direct and indirect subsidiaries of the Company (the "Subsidiaries") and Investments and in each case the

Company’s percentage ownership thereof. Each Subsidiary is a legal entity validly existing and in good standing under the Laws of its jurisdiction of organization which is set forth in Section 3.1 of the Disclosure Schedule. Each of the Company and the Subsidiaries and, to the Knowledge of the Company, each of the Investments is duly qualified to conduct business, and is in good standing, in each jurisdiction wherein the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary. Any states or other jurisdictions other than Alabama in which the Company or any Subsidiary of the Company is licensed or qualified to do business are listed in Section 3.1 of the Disclosure Schedule.

(b)

Each of the Company, its Subsidiaries and its Investments has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as and where such is now being conducted.

3.2

Capitalization. Section 3.2 of the Disclosure Schedule sets forth: (a) the authorized capital stock of the Company; (b) the names of the Company Shareholders; and (c) the number of shares of capital stock of the Company owned by each Company Shareholder as of the date hereof and to be owned at Closing. All of the outstanding shares of the Common Stock have been duly authorized and validly issued, are fully paid and nonassessable. Except as otherwise described in Section 3.2 of the Disclosure Schedule, the outstanding shares of Common Stock are owned by the Company Shareholders free and clear of all Liens. Except for this Agreement and as set forth in Section 3.2 of the Disclosure Schedule, no shares of capital stock of, or other ownership interest in, the Company are reserved for issuance and there are no outstanding options, warrants, rights, subscriptions, claims of any character, agreements or understandings relating to the capital stock of the Company pursuant to which the Company is or may become obligated to issue or exchange any shares of its capital stock. The Shareholder and Related Party Notes are not convertible into capital stock of the Company.

3.3

Authority; Validity. The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by the Company pursuant hereto and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by unanimous written consent of the Company Shareholders and the Board of Directors of the Company. All dissenters rights of the Company Shareholders have been validly waived and such waivers are enforceable. No further act or proceeding on the part of the Company or the Company Shareholders is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by the Company pursuant hereto or the consummation by the Company of the transactions contemplated hereby and thereby. This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by the Company pursuant hereto will constitute, valid and binding agreements of the Company, enforceable against the Company in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally, and by general equitable principles.

3.4

No Violation.

(a)

Except as set forth in Section 3.4(a) of the Disclosure Schedule, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not: (x) cause a breach or violation of or default, under any provision of: (i) its Articles of Incorporation or Bylaws; (ii) any Material Contract to which either the Company or any Subsidiary is a party or by which either the Company or any Subsidiary may be bound; (iii) any decree, order, injunction or other decision of any court, arbitrator or Regulatory Authority to which the Company or any Subsidiary is subject; or (y) result in the creation of any Lien upon the Common Stock or the assets of the Company or any Subsidiary.

(b)

Section 3.4(b) of the Disclosure Schedule lists all Consents necessary or appropriate for the consummation of the transactions contemplated hereby, including, without limitation, any consent necessary to cure a breach or violation of a Material Contract identified on Schedule 3.4(a).

3.5

Governmental Party Consents. Except for the expiration of the applicable waiting period under the HSR Act, any other antitrust approvals that may be required by a Regulatory Authority and as set forth in Section 3.5 of the Disclosure Schedule, no approval, authorization, notice, consent or other action by or filing with any governmental body or agency is required for the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

3.6

Financial Statements. Section 3.6 of the Disclosure Schedule contains complete and accurate copies of the Financial Statements. Except as set forth in Section 3.6 of the Disclosure Schedule, except as provided in the following sentence, all of such Financial Statements (a) have been prepared in accordance with the books and records regularly maintained by the Company, (b) fairly present the financial condition and results of operations of the Company and its Subsidiaries and (c) were prepared in accordance with GAAP, subject, in the case of the Interim Financial Statements, to normal year-end and adjustments and any other adjustments described therein and to the absence of footnotes thereto. Except as set forth in Section 3.6 of the Disclosure Schedule, the Company has no liabilities of the type required by GAAP to be reflected on a balance sheet (including unknown or contingent liabilities that, if known or liquidated would be required to be so reflected) that are not fully reflected in the Interim Financial Statements other than (i) liabilities incurred in the Ordinary Course of Business since the date of the Interim Financial Statements, none of which, either individually or in the aggregate, are material in amount, and (ii) liabilities disclosed in the Disclosure Schedule, which are fully reflected on the Reference Balance Sheet or will be fully reflected and accrued on the Closing Date Balance Sheet. Except for normal year-end adjustments, the Company has not received any advice or notification from any certified public accountants that it has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the Financial Statements or the books and records of the Company, any properties, assets, liabilities, revenues or expenses. The books, records and accounts of the Company accurately and fairly reflect, in reasonable detail, the transactions, assets and liabilities of the Company. The Company maintains an adequate and effective internal control structure and procedure for financial reporting purposes.

3.7

Tax Matters. Except as set forth in Section 3.7 of the Disclosure Schedule:

(a)

The Company and each Subsidiary and Predecessor Company has timely filed all Tax Returns required to be filed by it and all such returns are complete and accurate in all respects. The Company and each Subsidiary and Predecessor Company has paid or the Company made adequate provision for the payment of all Taxes owed, whether or not shown as due on such Tax Returns. At Closing, the Company shall have recorded on its financial statements an amount with respect to Taxes for the current fiscal year that is adequate to satisfy all such liabilities. No Tax Return filed by the Company or any Subsidiary or Predecessor Company has been audited by any Regulatory Authority. In the last five (5) years no claim has been made by an authority in a jurisdiction where either the Company or any Subsidiary or Predecessor Company has transacted business or owned or used property and has not and does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Neither the nature of the Company’s or any Subsidiary’s or Predecessor Company’s business nor the ownership or use of its properties requires the Company or any Subsidiary or Predecessor Company to file Tax Returns in any jurisdiction where the Company or any Subsidiary does not currently file such returns. There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any Subsidiary.

(b)

Neither the Company nor any Subsidiary or Predecessor Company, in the last five (5) years, received from the Internal Revenue Service or any state, local or foreign Taxing authority, any written notice of underpayment of Taxes, notice of deficiency or assessment of additional Taxes which has not been paid, and there is no dispute or claim concerning any Tax liability of the Company or any Subsidiary or Predecessor Company either (i) claimed or raised by any taxing authority in writing to the Company or any Subsidiary or Predecessor Company or (ii) to the Company’s Knowledge. Neither the Company nor any Subsidiary or Predecessor Company has entered into an agreement or granted any waiver extending the statute of limitations with respect to any Tax Return. Neither the Company nor any Subsidiary or Predecessor Company is currently the beneficiary of any extension of time within which to file any Tax Return. There is no pending audit by the Internal Revenue Service or any state or local Taxing authority with respect to any Tax Return.

(c)

Neither the Company nor any Subsidiary or Predecessor Company has granted a power of attorney with respect to any Tax matter that is currently outstanding and in effect.

(d)

Section 3.7(d) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Company and each Subsidiary and Predecessor Company for taxable periods which are still open and subject to audit by the Internal Revenue Service, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of an audit. The Company delivered to Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company and each Subsidiary and Predecessor Company filed or received since January 1, 2000.

(e)

Neither the Company nor any Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any "excess parachute payment" within the meaning of Code §280G (or any corresponding provision of state, local or foreign Tax Law) and (ii) any amount that will not be fully deductible as a result of Code §162(m) (or any corresponding provision of state, local or foreign Tax Law). The Company and each Subsidiary and Predecessor Company have disclosed on their income Tax Returns all positions taken therein that could give rise to a substantial understatement of income Tax within the meaning of Section 6662 of the Code (or any corresponding provision of state, local or foreign Tax Law). Neither the Company nor any Subsidiary is a party to or bound by any Tax allocation or sharing agreement. Neither the Company nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

(f)

The Company is a validly electing S corporation within the meanings of Section 1361 of the Code and under each state’s Laws that require a separate S corporation election except that it is presently filing as a C corporation for New Jersey and Arkansas purposes, and, except for New Jersey and Arkansas, the Company will be an S corporation for all federal and state (where applicable) Tax Law purposes up to and including the Closing Date.

(g)

The Company does not have any Subsidiary that is a "qualified subchapter S subsidiary" within the meaning of Section 1361(b)(3)(B) of the Code. The only Subsidiary of the Company is Prewett Mills Honduras, Sociedad de Responsabilidad Limitada, an entity formed under the laws of Honduras ("Prewett Mills Honduras"). Prewett Mills Honduras is classified as a foreign partnership for U.S. federal income tax purposes and is not a "passive foreign investment company" within the meaning of Section 1297(a) of the Code.

(h)

The Company and each Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(i)

The Restructuring qualified as a tax-free reorganization under Section 368(a) of the Code for the Company and each of the Predecessor Companies.

(j)

Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)

change in method of accounting for a taxable period ending on or prior to the Closing Date:

(ii)

"closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing date:

(iii)

Intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law);

(iv)

Installment sale or open transaction disposition made on or prior to the Closing Date; or

(v)

Prepaid amount received on or prior to the Closing Date.

(k)

Neither the Company nor any Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

3.8

Absence of Certain Changes. Except as set forth in Section 3.8 of the Disclosure Schedule, since March 30, 2007, neither the Company, nor any Subsidiary, as applicable, has: (a) experienced any change (including, without limitation, any change in the relationship between the Company or any of its Subsidiaries and any significant customer, supplier or other business relationship) in the business, financial position, or results of operations that has had or could reasonably be expected to have a Material Adverse Effect; (b) made any declaration, payment or setting aside of the payment of any dividend or distribution in respect of the Common Stock other than as set forth in Section 3.8 of the Disclosure Schedule or as will be reflected on the Closing Date Balance Sheet as a reduction in the Working Capital Amount (provided that any such declaration, payment or setting aside of the payment of any dividend or distribution in respect of the Common Stock will not cause the Actual Closing Date Working Capital Amount to be less than the Baseline Working Capital Amount) or any redemption, purchase or other acquisition of any Common Stock; (c) permitted, allowed or suffered any of its properties or assets (real, personal or mixed, tangible or intangible) to be subjected to any Lien; (d) written down or written up the value of any inventory, except for writedowns and writeups in the Ordinary Course of Business consistent with past practice; (e) canceled any debts or waived any claims or rights in excess of $25,000 individually or $100,000 in the aggregate; (f) made any capital expenditure or commitment for additions to property, plant, equipment, intangible or capital assets or for any other purpose in excess of $500,000 individually, other than for emergency repairs or replacement which emergency repairs or replacements were not in the Ordinary Course of Business; (g) incurred any indebtedness other than in the Ordinary Course of Business under existing credit facilities; (h) except for salaries and benefits paid or provided in the Ordinary Course of Business, paid, loaned, distributed, or advanced any amounts to, sold, transferred or leased any properties or assets to, purchased, leased, licensed or otherwise acquired any properties or assets from, or entered into any other agreement or arrangement with any Company Shareholder or affiliate of a Company Shareholder, except as set forth in Section 3.8 of the Disclosure Schedule; (i) granted or incurred any obligation for any increase in the compensation or benefits of any officer or employee of the Company (including any increase pursuant to any bonus, pension, profit-sharing, retirement or other plan or commitment or severance arrangement) except for raises to non-director or non-officer employees in the Ordinary Course of Business consistent with past practice; (j) made any material change in any method of accounting or accounting principle, practice or policy; (k) suffered any casualty or loss or damage in excess of $75,000 in the aggregate (whether or not insured against); or (l) taken any other material action that is not in the Ordinary Course of Business and consistent with past practice or as provided for in this Agreement.

3.9

Assets.

(a)

Except as set forth in Section 3.9(a) of the Disclosure Schedule, each of the Company and its Subsidiaries has good and marketable title to all of its assets and properties free and clear of all Liens.

(b)

Except as set forth in Section 3.9(b) of the Disclosure Schedule, all of the tangible property of the Company and the Subsidiaries, taken as a whole, is in good operating condition and repair, subject to normal wear and tear, and is usable in the Ordinary Course of Business and is sufficient to conduct the Business as presently conducted or as planned to be conducted. Such properties, rights and other assets are sufficient to carry on the business of the Company in the Ordinary Course of Business. Except as disclosed in Section 3.9(b) of the Disclosure Schedule, the Company does not own or possess any property, right or other asset which is not so owned or possessed solely for the purpose of conducting its business in the Ordinary Course of Business.

(c)

Section 3.9(c) of the Disclosure Schedule sets forth a complete list of all movable property, equipment and machinery owned or used by the Company.

3.10

Litigation. Except as set forth in Section 3.10 of the Disclosure Schedule, there is no action, suit, arbitration, proceeding or claim, whether civil, criminal or administrative, pending, or to the Company’s Knowledge, threatened against the Company or any Subsidiary. To the Company’s Knowledge, no investigation of the Company, any Subsidiary or their respective businesses is pending or threatened by any Regulatory Authority. To Company’s Knowledge, no event has occurred or circumstance exists that will or could reasonably be expected to give rise to or serve as a basis for the commencement of any material proceeding. The Company is not subject to any order or has entered into any proceeding or settlement agreement which will or could reasonably be expected to restrict or affect the ongoing operations of its business, or which challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated herein.

3.11

Compliance With Laws.

(a)

Compliance. Except with respect to compliance matters otherwise addressed in and qualified by Knowledge of the Company in Sections 3.13 and 3.15 herein, each of the Company and the Subsidiaries is in compliance in all material respects with all applicable Laws. The Company is not subject to any order issued by any court or Regulatory Authority and directed specifically at Company. To Company’s Knowledge, no event has occurred or circumstance exists that will or could reasonably be expected to (with or without notice or lapse of time) constitute or result in a violation of, or a failure on the part of the Company to comply with, any Law, the violation or non-compliance with which would have a Material Adverse Effect.

(b)

Licenses and Permits. Each of the Company and the Subsidiaries has all Permits required for the conduct of the Business (as presently conducted) and operation of the facilities used in the Business other than that if not obtained would not have a Material Adverse Effect. All such Permits are described in Section 3.11(b) of the Disclosure Schedule and are in full force and effect. Each of the Company and the Subsidiaries is and has been in compliance with all such Permits, except to the extent that noncompliance would not have a Material Adverse Effect.

(c)

Certain Payments. In the preceding five (5) years, no director, officer, agent, or employee of the Company or any of its Subsidiaries, or any other Person associated with or acting for or on behalf of the Company or any of its Subsidiaries, has directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services in violation of any Law, or (ii) established or maintained any fund or asset with funds or other property of the Company or any Subsidiary that has not been recorded in the books and records of the Company or any such Subsidiary.

(d)

Trade Matters. All merchandise imported into the United States by the Company and its Subsidiaries has been imported in compliance with all Laws, regulations and trade agreements administered by the U.S. Bureau of Customs and Border Protection. The Company and its Subsidiaries have exercised reasonable care in entering all merchandise into the United States, and all merchandise imported by Company and its Subsidiaries, (i) has been appraised in accordance with Section 402 of the Tariff Act of 1930, as amended by the Trade Agreements Act of 1979 (19 U.S.C. § 1401a), (ii) has been classified in accordance with the Harmonized Tariff Schedule of the United States (pursuant to the publication authority of 19 U.S.C. § 1202), (iii) has not been imported in a manner that is a violation of 19 U.S.C. §§ 1592, 1595, (iv) has been properly entered in accordance with 19 U.S.C. § 1484, and (v) has been properly marked with its country of origin in accordance with 19 U.S.C. § 1304. The Company has not incorrectly prepared any origin certificate or declaration or misrepresented the eligibility of merchandise for preferential treatment under the North American Free Trade Agreement ("NAFTA"), HTSUS 9802, or any free trade agreement or preference program under the laws in the United States or any other country.

3.12

Material Contracts and Commitments.

(a)

Section 3.12 of the Disclosure Schedule sets forth a complete list, indicating the parties thereto, of each written contract, lease or binding agreement to which any of the Company or the Subsidiaries is a party (the "Material Contracts") that constitutes:

(i)

a lease of personal property involving annual consideration in excess of $25,000 or with respect to which the annual consideration in the year ending December 31, 2006 was in excess of $25,000;

(ii)

a Real Property lease;

(iii)

an agreement, other than agreements with the parties set forth in Section 3.12 of the Disclosure Schedule, involving payment or other obligations of more than $50,000 in the aggregate that is not cancelable with less than twelve (12) months’ notice.

(iv)

a labor union contract;

(v)

a loan agreement, promissory note, letter of credit, or other evidence of indebtedness (other than advances to Company Employees in the Ordinary Course of Business) whether as a signatory, guarantor or otherwise;

(vi)

an agreement of the Company or any Subsidiary not to compete in any business or geographic area;

(vii)

an agreement with a shareholder, officer or director of the Company;

(viii)

an agreement with any Company Employee or consultant providing for annual compensation in excess of $100,000;

(ix)

a joint venture or similar agreement;

(x)

a power of attorney;

(xi)

a license to use Intellectual Property owned by any third Person and used in the Business (other than "shrink-wrap" software licenses) (a "License");

(xii)

a commitment to make a capital expenditure;

(xiii)

any other agreement which was not entered into in the Ordinary Course of Business and which is material to the Business; or

(xiv)

a distribution agreement providing for annual volume in excess of $1,000,000.

(b)

The Company has made available to Parent true, correct and complete copies of the written Material Contracts. Section 3.12 of the Disclosure Schedule also indicates which of the Material Contracts will be terminated on or before Closing.

(c)

All of the Material Contracts are valid, binding and enforceable obligations of the Company or Subsidiary, as applicable, and, to the Company’s Knowledge, the other parties thereto. Neither the Company nor any Subsidiary, as applicable, nor, to the Company’s Knowledge, any other party is in breach or violation of, or default under, any provision of any Material Contract. Neither the Company nor any Subsidiary, as applicable, nor, to the Company’s Knowledge, any other party has repudiated or waived any material provision of any Material Contract. To the Company’s Knowledge, assuming that all applicable Consents have been obtained, no circumstances exist that would give rise to a right of rescission, termination, revision or amendment of any Material Contract by any party thereto.

(d)

The Company is not a party to any oral contract or agreement of the type described in Section 3.12(a) above.

3.13

Labor Matters.

(a)

Except as set forth in Section 3.13 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any labor agreement with respect to its employees with any labor union. In the last five years, neither the Company nor any of its Subsidiaries has experienced any work stoppage due to labor disagreements. Except to the extent set forth in Section 3.13 of the Disclosure Schedule, (a) to the Knowledge of the Company, the Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws regarding employment practices; terms and conditions of employment and wages and hours; (b) to the Knowledge of Company, neither the Company nor any of its

Subsidiaries is engaged in any unfair labor practice; (c) there is no unfair labor practice charge or complaint against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any similar state agency; (d) to the Knowledge of Company, there is no claim or Regulatory Authority investigation that the Company or any of its Subsidiaries is in violation of the Laws and regulations relating to employee wages and hours, including but not limited to claims or investigations under the Fair Labor Standards Act; and (e) there are no administrative charges or court complaints against the Company or any of its Subsidiaries concerning alleged employment discrimination or other employment related matters pending or, to the Knowledge of the Company, threatened before the U.S. Equal Employment Opportunity Commission or any other Regulatory Authority. There are no Severance Costs, change of control, retention or similar payments which any directors, officers or employees of the Company or any Subsidiary could be entitled to as a result of the transactions contemplated hereby (either alone or together with any other event), whether arising before or after Closing or whether contingent upon continued employment or not. The consummation of the transactions contemplated hereby will not (either alone or together with any other event) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, increase the amount payable or trigger any other material obligation under or pursuant to any plan or arrangement providing for compensation or benefits to any employees of the Company or any Subsidiary for which the Surviving Corporation or any other member of the Buying Group will be liable upon or following the Closing.

(b)

To the Knowledge of Company, the Company and its Subsidiaries are in full compliance with the Immigration Laws. With respect to each employee (as defined in Section 274a.1(f) of Title 8, Internal Revenue Code of Federal Regulations) of the Company and its Subsidiaries for whom compliance with the Immigration Laws by an employer (as defined in Section 274a.1(g) of Title 8, Internal Revenue Code of Federal Regulations) is required, the Company has made available to Buyer prior to the Closing Date, copies of such employee’s Form I 9 (Employment Eligibility Verification Form) and all other records, documents or other papers which are retained with the Form I 9 by the employer pursuant to the Immigration Laws. The Company and its Subsidiaries have never been the subject of any inspection or investigation relating to its compliance with or violation of the Immigration Laws, nor has it been warned, fined or otherwise penalized by reason of any failure to comply with the Immigration Laws, nor is any such proceeding pending or, to the Company’s Knowledge, threatened.

(c)

Neither the Company nor any of its Subsidiaries has effectuated (i) a "plant closing" (as defined in the Worker Adjustment and Retraining Notification (WARN) Act Pub. L. 100-379, 102 stat. 890 (1988) (the "WARN Act")) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any Subsidiary; or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company or any Subsidiary; and neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law. None of the Company’s or any of its Subsidiaries’ employees has suffered an "employment loss" (as defined in the WARN Act) since six (6) months prior to the Closing Date.

(d)

To the Knowledge of Company the Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to employee health and safety;

and neither the Company nor any of its Subsidiaries has received any notice that past or present conditions of its assets or properties violate any applicable legal requirements or otherwise can be made the basis of any litigation, whether related to regulatory compliance, personal injury (including death) or property damage, based on, arising out of, caused by or related to violations of any Law or order relating to employee health and safety.

3.14

Employee Benefit Plans.

(a)

Section 3.14 of the Disclosure Schedule contains a true and complete list of all Employee Benefit Plans currently or previously adopted, maintained, sponsored in whole or in part, or contributed to by the Company or its Subsidiaries or under which the Company or its Subsidiaries have any obligation or liability, contingent or otherwise ("Company Employee Benefit Plan").

(b)

Correct and complete copies of the Company Employee Benefit Plans identified in Section 3.14 of the Disclosure Schedule and any amendments thereto have been provided or made available to Buyer in the Data Site for review including: all trust agreements or other funding arrangements (including insurance contracts); all current determination letters and, if any, rulings, opinion letters, information letters, or advisory opinions issued by the IRS, the Department of Labor, or the Pension Benefit Guaranty Corporation; annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports with respect to the most recent three plan years; the most recent summary plan descriptions and any material modifications thereto; and copies of any filings within the past three years with the IRS under Revenue Procedure 2006-27 or its predecessor or successor revenue procedures, and any filings within the past three years with the Department of Labor under its Voluntary Fiduciary Compliance Program (or predecessor program).

(c)

Each Company Employee Benefit Plan, any amendments thereto and related trusts comply with and have been administered in compliance with (i) all material provisions of ERISA, (ii) all provisions of the Code, including all provisions relating to Tax qualification and exemption under Code Sections 401(a) and 501(a) or otherwise applicable to secure intended Tax consequences, (iii) all applicable state or federal securities Laws, and (iv) all other applicable Laws and collective bargaining agreements; and neither the Company nor any of its Subsidiaries has received any notice from any Regulatory Authority questioning or challenging such compliance. All required registrations under federal and state securities Laws and all available government approvals for each Company Employee Benefit Plan have been obtained, including, but not limited to, timely determination letters on the qualification of the Company Employee Benefit Plans and Tax exemption of related trusts, as applicable under the Code, and all such registrations and government approvals continue in full force and effect. No event has occurred with respect to any Company Employee Benefit Plan that will or could give rise to disqualification of any such plan, the loss of intended tax consequences under the Code, any tax under Code Section 511 or any other tax or liability that is not reflected on the financial statements of the Company.

(d)

No oral or written representation or communication has been made by the Company or any Subsidiary with respect to the Company Employee Benefit Plans that is not in accordance with the terms and provisions of such plans. None of the Company, any of its

Subsidiaries or any administrator or fiduciary of any Company Employee Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner that could subject the Buyer to any direct or indirect liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary or other duty under ERISA.

(e)

All Company Employee Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, summary plan descriptions, and summary of material modifications issued with respect to each Company Employee Benefit Plan are true, correct and complete at the time they were prepared and as of the Closing Date, have been timely filed with the IRS and the Department of Labor or other Regulatory Authority or have been distributed to participants (as required by Law) and there have been no changes in the information set forth therein.

(f)

No "party in interest" (as defined in Section 3(14) of ERISA) or "disqualified person" (as defined in Code Section 4975) with respect to any Company Employee Benefit Plan has engaged in any nonexempt "prohibited transaction" (described in Code Section 4975 or Section 406 of ERISA).

(g)

All individuals participating in or eligible to participate in the Company Employee Benefit Plans are common law employees of the Company or its Subsidiary.

(h)

There are no audits, pending investigations or threatened investigations, prosecution, hearing, or inquiry by the IRS, Department of Labor or by any other Regulatory Authority involving the Company Employee Benefit Plans, no termination proceedings involving the Company Employee Benefit Plans, and no threatened or pending claims (other than routine claims for benefits), suits or proceedings against any Company Employee Benefit Plan or asserting of any rights or claims to benefits under any Company Employee Benefit Plan.

(i)

Except as set forth in Section 3.14 of the Disclosure Schedule, all contributions to and payments from the Company Employee Benefit Plans have been timely made. Company and Company Shareholders have made appropriate entries in their financial records and statements for all obligations under the Company Employee Benefit Plans, including obligations that have accrued, but are not yet due. Neither the Company nor any Subsidiary maintains any program that provides for nonqualified deferred compensation (including through supplemental retirement plans or employment agreements). All contributions to the Company Employee Benefit Plans shall be made for all periods through and including the Closing Date.

(j)

All Company Employee Benefit Plans that permit participants to direct the investment of plan assets substantially complies with the requirements of Section 404(c) of ERISA and related regulations.

(k)

The Company and its ERISA Affiliates have complied in all material respects with the provisions of Part 6 of Title I of ERISA and Code Sections 4980B, 9801 and 9802. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Company Benefit Plan and no circumstances exist that could give rise to such Taxes.

(l)

Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will entitle any current or former employee or director of the Company or any of its Subsidiaries to any payment (including Severance Costs, unemployment compensation, golden parachute, or any payment contingent upon a change in control or ownership of the Company); increase or enhance any benefits payable under any Company Employee Benefit Plan; or accelerate the time of payment or vesting, or increase the amount, of any compensation due to any such employee or former employee or director. No payment that is owed or may become due to any Shareholder, director, officer, employee or agent of the Company or its subsidiaries will be non-deductible or subject to tax under Code Section 280G or 4999; nor will the Company or any of its Subsidiaries be required to "gross up" or otherwise compensate such individuals because of the imposition of any excise tax upon payment to such individual. No event has occurred or circumstances exist that could result in an increase in premium or benefit costs of any Company Employee Benefit Plans.

(m)

Except as set forth in Section 3.14 of the Disclosure Schedule, neither the Company nor any ERISA Affiliate has ever sponsored, maintained, contributed to, or been obligated under ERISA or otherwise to contribute to a "defined benefit plan" (as defined in Section 3(35) of ERISA and Code Section 414(j)); a "multiemployer plan" (as defined in Sections 3(37) of ERISA and 4001(a)(3)); or a "multiple employer plan" (meaning a plan sponsored by more than one employer within the meaning of Sections 4063 or 4064 of ERISA or Code Section 413(c)). The defined benefit plan maintained prior to 1992 for certain of the officers of an affiliate of Company, Prewett Management Properties, Inc., a Delaware corporation, has been terminated and no outstanding benefits exist thereunder. In addition, prior to April 1, 2006, the Prewett Group 401(k) Retirement Plan was a multiple employer plan. Neither the Company nor any ERISA Affiliate has incurred and there are no circumstances under which either could reasonably incur any liability under Title IV of ERISA. No Company Employee Benefit Plan is a voluntary employees' beneficiary association under Code Section 501(c)(9) (a "VEBA") and the Company has never sponsored, maintained, or had any obligations under a VEBA.

(n)

Except as set forth on Section 3.14 of the Disclosure Schedule and as disclosed in the financial statements of the Company, neither the Company nor its Subsidiaries have any liability or obligation to provide welfare benefits, including, but not limited to, death or medical benefits with respect to any person beyond his or her retirement or other termination of service other than coverage mandated by Part 6 of Title I of ERISA or Code Section 4980B or state law; or disability benefits under a welfare plan that is fully provided for by insurance.

(o)

Each Company Employee Benefit Plan can be terminated within thirty days following the Closing Date without payment of any additional contribution or amount and without the vesting or acceleration of any benefits promised or provided by such Company Employee Benefit Plan or the Company or its Subsidiaries except the full vesting required by Code Section 411(d)(3).

(p)

Neither the Company nor any ERISA Affiliate has announced a plan or legally binding commitment to create or provide any additional employee benefits or to amend or modify any existing Company Employee Benefit Plan, other than amendments required by law or those that would not increase the costs under any such Company Employee Benefit Plan.

3.15

Environmental Matters. Except as set forth on Sections 3.15(a) through (i) of the Disclosure Schedule with respect to which information disclosed in each subsection shall only be deemed to be disclosed with respect to that subsection only:

(a)

The Company and its Subsidiaries have obtained all Permits ("Environmental Permits") that are required in connection with the operation of the Business or the ownership, use, or lease of any Real Property owned or leased by the Company and its Subsidiaries under Environmental Laws;

(b)

The Company and its Subsidiaries are in (i) in material compliance with all terms and conditions of the Environmental Permits, and (ii) to the Knowledge of Company, in material compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in applicable Environmental Laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder;

(c)

The Company and its Subsidiaries have not received notice of any past, present or future events, conditions, circumstances, activities, practices, incidents, actions or plans which would materially interfere with or prevent continued material compliance by the Company and its Subsidiaries with applicable Environmental Laws, or which would give rise to any significant common law or legal liability or capital expenditures to maintain or achieve compliance, or otherwise form the basis of any material claim or proceeding under Environmental Laws, or is based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, Release or threatened Release into the environment, of any Hazardous Material. Neither the Company nor any of its Subsidiaries has been notified that it is potentially liable under or received any requests for information or other correspondence concerning any site or facility under CERCLA or any similar Law;

(d)

There are no underground storage tanks and oil/water separators in, on, or under any real property owned or leased by the Company and its Subsidiaries as of the date hereof, except those that are in material compliance with all applicable Environmental Laws and Environmental Permits;

(e)

There have been and are currently no Releases or threatened Releases of Hazardous Materials in, on, under or from any real property currently or formerly used, owned, operated or leased by the Company or its Subsidiaries;

(f)

There is no Law which requires any disclosure of environmental conditions to any Regulatory Authority or to Buying Group, or any deed notice or other filing as a result of the contemplated transaction; and

(g)

The Company and its Subsidiaries have accurately and fully provided to Buying Group, in writing, any and all material information relating to environmental conditions in, on, under, from or about any real property presently or formerly owned or leased by the Company and its Subsidiaries as of the date hereof that is contained in files and records of the Company or its Subsidiaries, including but not limited to any environmental site assessments, test results, analytical data, boring logs, and other environmental reports and studies related to Hazardous Materials in, on, under, from or about any real property owned or leased by the Company or its Subsidiaries. All such information is listed on Section 3.15(g) of the Disclosure Schedule;

(h)

No building or other improvement located on the Real Property and Leased Real Property contains any asbestos or asbestos-containing materials; and

(i)

No Lien has arisen or is threatened on or against any of the Real Property or Leased Real Property under or as a result of any Environmental Laws.

3.16

Rights.

(a)

Section 3.16 of the Disclosure Schedule sets forth a complete and accurate list of the Intellectual Property (including any associated license agreements (other than "shrink-wrap" software licenses)) used in the conduct of the Business. Except as set forth on Section 3.16 of the Disclosure Schedule, the Company owns or has the uncontested right, in each case free from any Lien against the Company, and to the Knowledge of the Company, against any other Person, to use all Intellectual Property necessary for the conduct of the Business as presently conducted or as planned to be conducted.

(b)

No claim is pending or, to the Knowledge of the Company, threatened, and the Company has not received any written notice that the conduct of its Business (including without limitation, its use of any Intellectual Property) infringes upon, misappropriates or conflicts with any rights in Intellectual Property claimed by any third party. No claim is pending or, to the Knowledge of the Company, threatened which alleges that any Intellectual Property owned or licensed by or to the Company or which the Company otherwise has the right to use is invalid or unenforceable by the Company.

(c)

Except as set forth in Section 3.16 of the Disclosure Schedule, no royalties or fees are payable by the Company to anyone for use of the Intellectual Property. Correct and complete copies of all agreements pursuant to which the Company licenses any Intellectual Property have been delivered to Parent. Except as set forth in Section 3.16 of the Disclosure Schedule, all such agreements are in full force and effect, and, to the Knowledge of the Company, there are no existing defaults or events of default, real or claimed, or events which with or without notice or lapse of time, or both, would constitute defaults under such agreements that would give the non-defaulting party a right to terminate such agreement or a right to receive any payment pursuant to such agreement.

3.17

Property.

(a)

Section 3.17(a) of the Disclosure Schedule contains a true and correct list of each parcel of Real Property and a summary description of all plants and structures located thereon. The Company has good and marketable fee simple title to the Real Property, free and clear of all Liens.

(b)

The Leased Real Property described on Section 3.17(b) of the Disclosure Schedule constitutes all of the real property leased by the Company and its Subsidiaries. Except as set forth on Section 3.17(b) of the Disclosure Schedule, the Leased Real Property leases are in full force and effect, subject to the application of any bankruptcy or creditor's rights Laws. The Company has delivered or made available to the Buying Group through the Data Site complete and accurate copies of each of the leases described on Section 3.17(b) of the Disclosure Schedule, and none of the leases has been modified in any respect, except to the extent that such modifications are disclosed by the copies delivered or made available to the Buying Group. Neither the Company nor any Subsidiary is in default under any of such leases nor has the Company or any Subsidiary received any notices of default from the lessor or landlord under the leases for the Leased Real Property. There are no brokerage or leasing commissions, or any similar charges or commissions, due in connection with any of the Leased Real Property that will be binding on the Company or the Surviving Corporation after Closing.

(c)

All improvements on the Real Property and the Leased Real Property conform to all applicable state and local Laws or use restrictions, and the property is zoned for the various purposes for which the Real Property and the Leased Real Property and improvements thereon are presently being used or is not required to so be in compliance because of "grandfather" provisions in existing laws or variances from such laws.

(d)

The Company has not received any notice of any pending or threatened condemnations, planned public improvements, annexation, special assessments, zoning or subdivision changes, or other adverse claims affecting the Real Property or the Leased Real Property.

(e)

There is no private restrictive covenant or governmental use restriction (including zoning) on all or any portion of the Real Property or the Leased Real Property which prohibits the current use of the Real Property or the Leased Real Property.

(f)

All licenses, permits and approvals required for the occupancy and operation of the Real Property and the Leased Real Property (with appurtenant parking uses) as presently being used have been obtained and are in full force and effect and the Company has not received notices of violations in connection with such items. All utilities necessary for the current use of the Real Property including, without limitation, water, sanitary sewer, storm sewer, natural gas, electricity and telephone, are installed and operational, are in good condition and repair, and are of adequate capacity to support the operations currently being conducted on the Real Property. To the Knowledge of Company, all such utilities are provided to the Real Property through public rights-of-way or, if through adjacent property, pursuant to valid, existing easements benefiting the Real Property. The aforesaid utilities are adequate for the current use of the Real Property.

(g)

The Company does not have in its possession any studies or reports which indicate any defects in the design or construction of any of the improvements on the Real Property or the Leased Real Property.

(h)

No Person or entity, other than Buyer, has any right, option, right of first refusal or any other contract, whether oral or written, with respect to the purchase, assignment or transfer of all or any portion of the Real Property or the Leased Real Property.

(i)

The Real Property or the Leased Real Property is not subject to or affected by any special assessment for public improvements or otherwise, whether or not presently a Lien upon the Real Property or the Leased Real Property. The Company has not made any commitment to any Regulatory Authority, utility company, school board, church or other religious body, homeowner or homeowner’s association or any other organization, group or individual relating to the Real Property or the Leased Real Property which would impose an obligation upon the Company or its successors or assigns to make any contributions or dedications of money or land, or to construct, install or maintain any improvements of a public or private nature as part of the Real Property or the Leased Real Property. No Regulatory Authority has imposed any requirement that the Company pay, directly or indirectly, any special fees or contributions or incur any expenses or obligations in connection with the development of the Real Property or the Leased Real Property or any portion thereof, other than any regular and nondiscriminatory local real estate or school Taxes assessed against the Real Property or the Leased Real Property. The parcels comprising the Real Property or the Leased Real Property are separately assessed for Real Property Taxes and are not combined with any other real property for Tax assessment purposes. The Company has not received any notice of any contemplated or actual reassessment of the Real Property or the Leased Real Property or any portion thereof for general real estate Tax purposes. As of the date hereof, there are no delinquent Taxes, water charges and sewer charges affecting the Real Property and, to the Company’s and Shareholder’s Knowledge, the Leased Real Property.

(j)

The parcels comprising the Real Property or the Leased Real Property constitute separately subdivided, legally distinct parcels of land. To the Knowledge of Company, the Company has complied in all material respects with all applicable Laws and restrictions pertaining to and affecting the Real Property or the Leased Real Property which relate to such subdivision.

(k)

There is no default by the Company nor, to the Company’s Knowledge, any other party thereto, under any Liens which may affect the Real Property or the Leased Real Property or any portion thereof which are to be performed or complied with by the owner of the Real Property or the Leased Real Property, and no condition or circumstance exists which would constitute a default by the Company nor, to the Company’s Knowledge, any other party thereto, under any such Liens.

(l)

To the Knowledge of Company, except as set forth in Section 3.17(l) of the Disclosure Schedule, neither the Company nor any third party has released any hazardous substances or other wastes or substances in, on, under, from or about the Leased Real Property and neither the Company, nor, to its Knowledge, any third party used or conducted operations or engaged in activities on the Leased Real Property (except in accordance with applicable Laws) involving the use, generation, manufacture, storage or treatment of any hazardous substances.

3.18

Accounts Receivable. All accounts receivable shown on the Financial Statements represent, and the accounts receivable of the Company and its Subsidiaries outstanding on the Closing Date will represent, sales actually made or services actually performed in the Ordinary Course of Business in bona fide transactions, and are not subject to any defenses, counterclaims, or rights of setoff other than those arising in the Ordinary Course of Business and for which reasonably adequate reserves have been established, and are fully collectible to the extent not reserved for in the balance sheet on which they are shown. The reserves for uncollectible accounts receivable reflected on the Financial Statements were established in accordance with GAAP and are adequate in light of all the facts then known to the Company and were determined on a basis consistent with the Company’s historical methods and practices in establishing such reserves.

3.19

Inventories. Except as set forth in Section 3.19 of the Disclosure Schedule, all inventory owned by Company or any of its Subsidiaries, except inventory in transit and inventory sold or disposed of in the Ordinary Course of Business, whether reflected on the Financial Statements or subsequently acquired: (a) is now and at the Closing Date will be located on the Real Property or Leased Real Property; (b) has been or will be acquired by the Company only in bona fide transactions entered into in the Ordinary Course of Business; (c) is of good and merchantable quality, saleable in the Ordinary Course of Business, except to the extent adequately reserved for in the balance sheets included in the Financial Statements on which such inventory is shown, which reserves are determined on a basis consistent with past practice; (d) is not now and at the Closing Date will not be subject to any write down or write off in excess of the reserves established based on past practice; and (e) is valued at the lesser of cost or net realizable market value, with appropriate adjustments for obsolete, damaged, discontinued and slow moving inventory in accordance with GAAP. Inventory levels do not exceed levels sufficient to meet current demand. Except as set forth in Section 3.19 of the Disclosure Schedule, the Company and its Subsidiaries are not under any liability or obligation with respect to the return of inventory in the possession of wholesalers, retailers, or other customers which shall not be reserved against in the Closing Date Balance Sheet. Certain inventory physically present on the Real Property or the Leased Real Property and specifically described in Section 3.19 of the Disclosure Schedule represents consigned inventory owned by unrelated parties.

3.20

Broker Fees. The Company has incurred no liability for any fee, commission or other compensation on account of the employment of a broker or finder in connection with the transactions contemplated by this Agreement.

3.21

Corporate Books and Records. The books of account, minute books, stock record books, and other corporate records of the Company and each of its Subsidiaries (including all Predecessor Companies), all of which have been made available to Buying Group in the Data Site, are complete and correct in all material respects and have been maintained in accordance with sound business practices. The minute books of the Company and its Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the shareholders, the Boards of Directors, and committees of the Boards of Directors of the Company or any of its Subsidiaries, as the case may be, and to the Knowledge of the Company, no meeting of any such shareholders, Board of Directors, or committee of the Company or any of its Subsidiary, as the case may be, has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company.

3.22

Insurance. Section 3.22 of the Disclosure Schedule lists each insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) maintained by the Company or any of its Subsidiaries. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid and the Company and its Subsidiaries are in good standing under such policies, and to the Company’s Knowledge, neither the Company nor any Subsidiary is in material default with respect to any of its obligations under such insurance policies, including, without limitation, any default arising from nonpayment of premiums owed. No rights or benefits under such policies have been assigned by the Company or any Subsidiary to any other Person. The activities and operations of the Company and its Subsidiaries have been conducted in a manner so as to conform in all material respects to all applicable provisions of such policies. Neither the Company nor any of its Subsidiaries has received any written notice of a material claim against it or its assets or properties which would not be entirely covered (subject, as the case may be, to a deductible) by the insurance it holds and to the Company’s Knowledge, no event has occurred or circumstance exists that will or could reasonably be expected to give rise to a material claim.

3.23

Transactions with Affiliates. Except as set forth on Section 3.23 of the Disclosure Schedule, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has purchased, acquired or leased any property or services from, or sold, transferred or leased any property or services to, or loaned or advanced money to, or is owed money from, or borrowed any money from or entered into or been subject to any management, consulting, employment or similar agreement with, any affiliate, officer, director, employee or shareholder of the Company or any of its Subsidiaries.

3.24

Operation in the Ordinary Course. Except as set forth on Section 3.24 of the Disclosure Schedule, since March 30, 2007, the Company, its Subsidiaries and Investments have operated the Business in the ordinary course and in all material respects in accordance with past practices.

3.25

Employees. The Company has provided, or otherwise made available in the Data Site, the following information for each Company Employee: name, title, current salary, target bonus and commissions, if any, annual bonus and long-term incentive payments, (if any) (including, with respect to stock options or grants, the number of shares covered by such options and the exercise price), whether exempt or non-exempt from the overtime requirements of the Fair Labor Standards Act, date of hire, schedule of regular weekly hours of employment, annual vacation entitlement, accrued but unused vacation, service date for employee benefit plan purposes, which Employees are inactive employees due to an approved medical, family or personal leave and, to the extent known, the date on which each inactive employee is expected to return to active employment. Except as indicated in Section 3.25 of the Disclosure Schedule, all of the Company Employees are employees "at will" whose employment is terminable without liability therefor, including but not limited to, liability for Severance Costs.

3.26

Product or Service Liability. Except as set forth on Section 3.26 of the Disclosure Schedule, (a) and except for an Escrow Event, there is no notice, demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation of a civil, criminal or administrative nature by or before any court or other Regulatory Authority against or involving any product, substance or material (collectively, "Product"), or class of claims or lawsuits involving a Product manufactured, assembled, produced, distributed, serviced or sold by or on behalf of the Company or any Subsidiary which is pending or, to the Company's Knowledge, threatened, on behalf of the buyer of any Product, resulting from an alleged defect in design, manufacture, materials or workmanship of any Product manufactured, assembled, produced, distributed, serviced or sold by or on behalf of the Company or any Subsidiary, or any alleged failure to warn or from any breach of express or implied specifications or warranties or representations, and (b) there has not been, nor is there under consideration or investigation by the Company, any Product recall or post-sale warning (collectively, such recalls and post-sale warnings are referred to as "Recalls") conducted by or on behalf of the Company concerning any Product manufactured, assembled, produced, distributed, serviced or sold by or on behalf of the Company or any Subsidiary or, to the Knowledge of the Company, any Recall conducted by or on behalf of any entity as a result of any alleged defect in any Product supplied by the Company or any Subsidiary. Since the date of the Reference Balance Sheet, except as set forth on Section 3.26 of the Disclosure Schedule, to the Knowledge of the Company, no events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans have existed or occurred that could reasonably be expected to give rise to any liability or otherwise form the basis of any claim based on or related to any Product that was or allegedly was manufactured, assembled, produced, distributed, serviced or sold by or on behalf of the Company or any Subsidiary.

3.27

Product or Service Warranty. Except as set forth in Part I of Section 3.27 of the Disclosure Schedule, each Product manufactured, assembled, produced, distributed, serviced or sold, and each service provided, by the Company or any Subsidiary has been in material conformity with all applicable contractual commitments and all express and implied warranties in all material respects, and neither the Company nor any Subsidiary has any liability for replacement or repair thereof or other damages in connection therewith in excess of the reserves therefor set forth on the Reference Balance Sheet with respect to which (x) any claim that has been asserted, or (y) the Company has knowledge of facts that could reasonably be expected to give rise to a claim that might be asserted against the Company or any Subsidiary, subject in each case only to returns of Products or warranty, in each case in the Ordinary Course of Business. Part II of Section 3.27 of the Disclosure Schedule sets forth all of the terms and conditions of the applicable guaranty, customer rebate, discount, reimbursement program, warranty and indemnity of the Company and its Subsidiaries in connection with Products manufactured, assembled, produced, distributed, serviced or sold, or services provided, by the Company or any Subsidiary and, except as described in Part III of Section 3.27 of the Disclosure Schedule, no Product manufactured, assembled, produced, distributed, serviced or sold, or service provided, by the Company or any Subsidiary is subject to any guaranty, warranty or other indemnity by such entity beyond a period of two (2) years from the date of commencement of such guarantee, warranty or indemnity.

3.28

Indebtedness, Etc.

(a)

Except as disclosed in Section 3.28(a) of the Disclosure Schedule, the Company has not assumed, guaranteed, endorsed, agreed to indemnify or otherwise become liable with respect to the liabilities, indebtedness or obligations of any nature (whether accrued, absolute, contingent or otherwise) of any other Person.

(b)

Section 3.28(b) of the Disclosure Schedule sets forth a list of all outstanding financing agreements or security documents to which the Company is a party or which is binding upon it, as the case may be, including all Shareholder and Related Party Notes, any indebtedness for money borrowed or raised under any acceptance credit, bond, note, bill of exchange or commercial paper, finance lease, hire purchase agreement, trade bills, interest rate or currency swaps, forward sale or purchase agreement or conditional sale agreement or other transaction having the commercial effect of a borrowing, all of which constitutes Indebtedness for Borrowed Money. Except as disclosed in Section 3.28(b) of the Disclosure Schedule, all of such financing agreements, including any loan or advance of money made thereunder, may be terminated, prepaid or reimbursed by the Company, and all of the outstanding indebtedness of the Company is prepayable, in each case at any time, in part or in totality, without any penalty or premium.

(c)

Section 3.28(c) of the Disclosure Schedule sets forth an accurate list of the Guarantees and Indemnities existing in respect of the Business of the Company. "Guarantees and Indemnities" means guarantees given by the Company or any of its affiliates or any other Person in respect of the performance and payment obligations of the Company under arrangements for, or in connection with, letters of credit and all other indemnities, bonds, comfort letters and similar financial or operational arrangements given in support of the Business.

3.29

Bank Accounts, Etc. Section 3.29 of the Disclosure Schedule sets forth (a) the name of each bank, trust company or other Person with which the Company or any Subsidiary has an account or safekeeping arrangement or safety deposit box, the account numbers and the names of each Person authorized to operate or have access to such account, arrangement or box on behalf of such Company, which accounts, arrangements or boxes will be maintained or kept open until the Closing, and (b) the name of each Person holding a general or special power of attorney from the Company.

3.30

Customers and Suppliers. Section 3.30 of the Disclosure Schedule sets forth a true, correct and complete list of the ten (10) largest customers of the Company on a consolidated basis based on dollar sales and twenty (20) largest suppliers of the Company based on dollar purchases for the twelve (12) month period ending on the date of this Agreement. Except as set forth in Section 3.30 of the Disclosure Schedule, none of such customers and suppliers has, as of the date of this Agreement, cancelled or threatened in writing any cancellation of any Contract with the Company or any of its affiliates.

3.31

Unclaimed or Abandoned Property; Escheat. The Company and its Subsidiaries are in compliance with the Laws of the various states dealing with abandoned or unclaimed property or escheat. The Company and its Subsidiaries have reported and remitted to each state as required by Law all amounts held, due or owing by the Company or any of its Subsidiaries in the course of the operations of the Company and its Subsidiaries and remaining unclaimed or unpaid for a period of time such that they are presumed abandoned under the Laws of the state of residence of the owner of such amounts as reflected on the books and records of the Company or any of its Subsidiaries (or, if the owner(s) of any such amounts are unknown or the state of residence of the owner(s) of any such amounts cannot be determined from the books and records of the Company, then under the Laws of the state in which the Company is incorporated). No amounts which are, or would be, or would become, unclaimed property or presumed abandoned under state Laws dealing with abandoned or unclaimed property have been written off, written or reversed to income, or otherwise removed or excluded from the current liabilities of the Interim Balance Sheet. All liabilities of the Company and its Subsidiaries which are owing in connection with the operations of the Company and its Subsidiaries and which have remained payable or distributable for more than one (1) year after they first became payable or distributable, including all such amounts for which a check or other form of payment or credit has been issued but not negotiated or paid, are identified on Section 3.31 of the Disclosure Schedule.

3.32

Disclosure. To Company’s Knowledge, no representation or warranty of the Company or any Company Shareholder in this Agreement and no statement in the Disclosure Schedule omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading. No notice given pursuant to Section 5.6 will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances in which they were made, not misleading.

ARTICLE IIIA
REPRESENTATIONS AND WARRANTIES OF THE COMPANY SHAREHOLDERS

Each Company Shareholder represents and warrants to Parent, Buyer and Merger Sub as follows:

3a.1

Organization and Power. Such Company Shareholder has all requisite power and authority and full legal capacity to execute and deliver this Agreement and to perform his, her or its obligations hereunder.

3a.2

Authorization; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by such Company Shareholder and any other document delivered by such Company Shareholder in connection herewith and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action, and no other proceedings on his, her or its part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been duly executed and delivered by such Company Shareholder, and assuming the due authorization, execution and delivery by the other Parties hereto, constitutes a legal, valid and binding obligation of such Company Shareholder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

3a.3

Noncontravention. Except for the application of the HSR Act and any other antitrust approvals that may be required by a Regulatory Authority, the execution and the delivery of this Agreement by such Company Shareholder, and the consummation of the transactions contemplated hereby, will not (a) violate or conflict in any way with any Law applicable to the Company Shareholder, (b) violate or conflict in any way with any judgment, order, decree, stipulation, injunction, charge or other restriction of any Regulatory Authority to which the Company Shareholder is subject or, if the Company Shareholder is an entity, any provision of the Company Shareholder’s articles of incorporation, certificate of incorporation, bylaws, partnership agreement or similar organizational documents, or (c) conflict with, result in a breach of, constitute a default under (with or without notice or lapse of time, or both), result in the acceleration of, create in any party the right to accelerate, terminate or cancel, or require any notice, consent or approval under, any lease, sublease, license, sublicense, franchise, permit, indenture, agreement for borrowed money or other agreement or instrument to which the Company Shareholder is a party or by which it is bound.

3a.4

Ownership of Shares. Such Company Shareholder is the record owner of the number of shares of capital stock of the Company, all as set forth opposite his, her or its name on Section 3.2 of the Disclosure Schedule. On the Closing Date such Company Shareholder will have good title to such Company Shareholder’s shares of capital stock of the Company, free and clear of all Liens, options, proxies, voting trusts, commitments or agreements and other restrictions and limitations of any kind.

3a.5

Transaction Fees. Such Company Shareholder has no liability or obligation to pay any transaction costs associated with the transaction for which any member of the Buying Group could become liable or otherwise obligated.

3a.6

Non-Foreign Status. No Company Shareholder is a "foreign person" which would subject the Buyer to the withholding tax requirements of Section 1445 of the Code. Each Company Shareholder shall deliver to Buyer at Closing a certification of non-foreign status in compliance with Treasury Regulations Section 1.1445-2(b)(2).

3a.7

Notices.

(a)

To such Company Shareholder’s knowledge, no representation or warranty of such Company Shareholder in this Agreement and no statement of such Company Shareholder in the Disclosure Schedule or specifically made by such Company Shareholder in any of the Exhibits hereto or in documents delivered by such Company Shareholder omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading; and

(b)

No notice given by such Company Shareholder pursuant to Section 5.6 will contain any untrue statement or omit to state a material fact necessary to make the statements herein or in this Agreement, in light of the circumstances in which they were made, not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT, BUYER AND MERGER SUB

Parent, Buyer and Merger Sub each represent and warrant to the Company as follows:

4.1

Organization. Parent is a corporation validly existing and in good standing under the Laws of Canada. Parent has all requisite corporate power to enter into this Agreement and the other documents and instruments to be executed and delivered by Parent and to carry out the transactions contemplated hereby and thereby. Buyer and Merger Sub are each corporations duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer and Merger Sub each has all requisite corporate power to enter into this Agreement and the other documents and instruments to be executed and delivered by Buyer and Merger Sub, as applicable, and to carry out the transactions contemplated hereby and thereby.

4.2

No Violation. The execution and delivery of this Agreement by Parent, Buyer and Merger Sub and the consummation by Parent, Buyer and Merger Sub of the transactions contemplated hereby will not cause a breach or violation of or default under any provision of: (a) the articles of incorporation, certificate of incorporation or organizational documents of Parent, Buyer or Merger Sub or bylaws of Parent, Buyer or Merger Sub; (b) to the knowledge of Parent, any material contract to which Parent, Buyer or Merger Sub is a party or by which Parent, Buyer or Merger Sub may be bound; or (c) any decree, order, injunction or other decision of any court, arbitrator or Regulatory Authority to which Parent, Buyer or Merger Sub may be subject.

4.3

Authority; Validity. The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by Parent, Buyer and Merger Sub pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the respective Boards of Directors of Parent, Buyer and Merger Sub and by the sole stockholder of Merger Sub. No other corporate act or proceeding on the part of Parent, Buyer or Merger Sub is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Parent, Buyer or Merger Sub pursuant hereto or the consummation by Parent, Buyer or Merger Sub of the transactions contemplated hereby and thereby. This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Parent, Buyer and Merger Sub pursuant hereto will constitute, valid and binding agreements of Parent, Buyer or Merger Sub, as the case may be, enforceable against Parent, Buyer and Merger Sub in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally, and by general equitable principles.

4.4

Governmental Consents. Except for the application of the HSR Act and any other antitrust approvals that may be required by a Regulatory Authority, no approval, authorization, notice, consent or other action by or filing with any governmental body or agency is required for Parent’s, Buyer’s or Merger Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

4.5

Investment/Operational Intent.

(a)

Buyer and Merger Sub each has sufficient knowledge and experience in financial and business matters to enable it to evaluate the merits and risks of the transactions contemplated by this Agreement.

(b)

Parent, Buyer and Merger Sub have been given access to information requested regarding the Company, including the opportunity to ask questions of and receive answers from the officers of the Company concerning the present and proposed activities of the Company and to obtain the information which Parent, Buyer or Merger Sub deems necessary or advisable in order to evaluate the merits and risks of the transactions contemplated by this Agreement, and Parent, Buyer and Merger Sub have made their own independent investigation of the Company and the merits and risks of the transactions contemplated by this Agreement.

(c)

Buyer is acquiring the Company for its own account, for investment or operational purposes, and not with a view to resale or for distribution of all or any portion of the capital stock.

4.6

Financial Condition. Parent has, and Parent will cause Buyer or Merger Sub to have at the Effective Time, all funds necessary to consummate the Merger and all other transactions contemplated hereunder.

ARTICLE V
COVENANTS

From and after the date of this Agreement, the Parties shall comply with the following covenants:

5.1

Access to Information and Records.

(a)

From the date hereof through the Closing, the Company shall give Parent, Buyer, Merger Sub, their counsel, accountants and other representatives:

(i)

reasonable access during normal business hours to all of the properties, books, records, contracts and documents of the Company for the purpose of such inspection, investigation and testing as Parent, Buyer or Merger Sub deems appropriate (and the Company shall furnish or cause to be furnished to Parent, Buyer, Merger Sub and their representatives all information with respect to the business and affairs of the Company as Parent, Buyer or Merger Sub may reasonably request);

(ii)

with the prior consent of the Company (which consent shall not be unreasonably withheld) in each instance, access to employees, agents and representatives of the Company for the purposes of such meetings and communications as Parent, Buyer or Merger Sub reasonably desires; and

(iii)

with the prior consent of the Company (which consent shall not be unreasonably withheld) in each instance, access to vendors, customers and others having business dealings with the Company.

5.2

Conduct of Business Pending the Closing. From the date hereof until the Closing, except as set forth in this Agreement or as otherwise approved in writing by Parent (which approval shall not be unreasonably withheld or delayed), the Company shall, and shall cause its Subsidiaries to, comply with the following covenants:

(a)

No Material Changes. The Company and its Subsidiaries will carry on the Business in the Ordinary Course of Business and will not make or institute any material changes in its methods of purchase, sale, management, accounting or operation.

(b)

Maintain Organization. The Company and its Subsidiaries will take such action as may be commercially reasonable to maintain, preserve, renew and keep in favor and effect the existence, rights and franchises of the Company and its Subsidiaries and will use commercially reasonable efforts to preserve the business organization of the Company and its Subsidiaries and assets intact, including making appropriate capital expenditures consistent with past practice (but not in excess of those permitted by Section 5.2(h)), to keep available to the Company and its Subsidiaries the present officers and Company Employees, and to preserve its present relationships with suppliers and customers and others having business relationships with the Company or any of its Subsidiaries.

(c)

Material Contracts. Neither the Company nor any of its Subsidiaries shall enter into any material contract outside of the Ordinary Course of Business.

(d)

No Issuance of Common Stock. Except for this Agreement, the Company shall not issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Common Stock or any other capital stock of the Company, or issue or declare dividends on the Common Stock, including, without limitation, pursuant to the conversion of any Shareholder and Related Party Note into equity, or pursuant to the exercise of any options, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock.

(e)

Maintain Employment Terms. Neither the Company nor any of its Subsidiaries shall grant any increase in compensation or benefits to the employees or officers of the Company or any of its Subsidiaries, pay any Severance Costs or termination pay or any bonus other than in the Ordinary Course of Business, enter into or amend any severance agreements with officers of the Company or any of its Subsidiaries or grant any material increase in fees or other increases in compensation or other benefits to directors of the Company or any of its Subsidiaries.

(f)

Maintain Employee Benefits. Neither the Company nor any of its Subsidiaries shall adopt any new employee benefit plan or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of the Company or any of its Subsidiaries other than any such change that is required by Law or that, in the opinion of counsel to the Company, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans except as required by Law, the terms of such plans, or consistent with past practice.

(g)

Maintain Intellectual Property. Neither the Company nor any of its Subsidiaries shall sell, transfer, assign, license, dispose of, or abandon, and shall take commercially reasonable steps to maintain or prosecute, any Intellectual Property of the Company or any of its Subsidiaries or any registration or pending application therefor.

(h)

Capital Expenditure. Neither the Company nor any of its Subsidiaries shall incur or commit to capital expenditures in excess of $25,000 individually or $100,000 in the aggregate unless consented to in writing by Parent.

(i)

S Corporation Status. Neither the Company nor any Company Shareholder shall revoke the Company’s election to be taxed as an S corporation within the meaning of Section 1361 and 1362 of the Code or under the Tax Laws of any state. Neither the Company nor any Company Shareholder shall take or allow any action other than the transactions contemplated by this Agreement that would result in the termination of the Company’s status as a validly election S corporation within the meaning of Section 1361 of the Code or under the Tax Laws of any state.

(j)

Tax Matters. Without the prior written consent of Buyer, neither the Company nor any of its Subsidiaries shall make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of the Company or any of its Subsidiaries for any period ending after the Closing Date or decreasing any Tax attribute of the Company or any of its Subsidiaries existing on the Closing Date.

5.3

HSR Act Filings. Within five (5) Business Days following the execution of this Agreement each Party shall, in cooperation with the other Parties, (i) file or cause to be filed an appropriate filing of a Notification and Report Form pursuant to the HSR Act with the Federal Trade Commission and the Antitrust Division of the Department of Justice, and (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to applicable antitrust Laws by such authorities. Parent shall pay all filing fees in connection with all such notifications. Each Party shall consult with the other Parties with respect thereto prior to making any communication, written or oral, with the Federal Trade Commission, or the Antitrust Division of the Department of Justice with respect to this Agreement or the transactions contemplated hereby. In the event any litigation is threatened or instituted challenging the transactions contemplated by this Agreement as violative of antitrust Laws, each Person shall use its commercially reasonable efforts to avoid the filing of, or resist or resolve such litigation. Each Person shall use its commercially reasonable efforts to take such action as may be required by: (a) the Federal Trade Commission and/or the Department of Justice in order to resolve such objections as either of them may have to the transactions contemplated by this Agreement under the antitrust Laws, or (b) any federal or state court of the United States, or similar court of competent jurisdiction in any foreign jurisdiction, in any litigation brought by any Regulatory Authority or any other Person challenging the transactions contemplated by this Agreement as violative of the antitrust Laws, in order to avoid the entry of any order (whether temporary, preliminary or permanent) that has the effect of preventing the consummation of the transactions contemplated by this Agreement and to have vacated, lifted, reversed or overturned any such order. Commercially reasonable efforts shall not include the willingness of Buyer to accept an order agreeing to the divestiture, or the holding separate, of any assets of Buyer or the Company or any of their respective affiliates. Buyer shall be entitled to direct any proceedings or negotiations with any Regulatory Authority relating to any of the foregoing, provided that it shall afford the Shareholder Representatives a reasonable opportunity to participate therein. Except for the filing fees contemplated in the first sentence of this Section 5.3, which shall be paid by Parent, Company Shareholders shall pay all costs and expenses of Company or Company Shareholders in connection with any such proceedings or negotiations, and Company Shareholders shall pay all other costs of court and proceedings and legal expenses of Company Shareholders and/or Company in connection with HSR filing.

5.4

Consents. The Company will use commercially reasonable efforts to obtain, prior to the Closing, all Consents listed on Section 3.4(b) of the Disclosure Schedule or otherwise required to consummate the transactions contemplated hereby. All such Consents shall be in writing and in form and substance reasonably satisfactory to Parent, and executed counterparts shall be delivered to Parent promptly after receipt, but in no event later than the Closing. Should Buying Group proceed with closing notwithstanding the failure to obtain certain Consents, the requirement for obtaining Consents as to those contracts shall be deemed waived.

5.5

Publicity. All general notices, releases, statements and communications to employees, suppliers, customers, the public and the press relating to the transactions contemplated by this Agreement shall be made only at such times and in such manner as may be mutually agreed upon by the Company and Parent; provided, however, that any party may make a public announcement of the proposed transaction, if, in the written opinion of counsel, such announcement is required to comply with any Law or any rule or regulation of any securities exchange or securities quotation system and such Party shall, to the extent practicable, consult with the other Parties with respect to such announcements and give reasonable prior written notice of its intent to issue such announcement.

5.6

Notification of Certain Matters; Supplemental Disclosure.

(a)

Contemporaneously with the execution and delivery of this Agreement, the Company and the Company Shareholders are delivering to the Buying Group the Disclosure Schedule, which is an integral part of this Agreement and modifies the representations, warranties, covenants or agreements of the Company and the Company Shareholders contained in this Agreement. Notwithstanding anything to the contrary contained in the Disclosure Schedule or in this Agreement, any fact or circumstance that is disclosed in a section of the Disclosure Schedule shall not be deemed to be disclosed in any other section of the Disclosure Schedule unless a cross-reference to such fact or circumstance is provided in such other section of the Disclosure Schedule.

(b)

The Company and/or any Company Shareholder shall give prompt notice to the Buying Group of any fact, event or circumstance known to the Company and/or any such Company Shareholder, as the case may be that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect, (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or (iii) would make it impossible for the Company and/or any such Company Shareholder, as the case may be to consummate the transactions contemplated by this Agreement. Notwithstanding anything contained herein to the contrary, no such notice given by the Company or any such Company Shareholder shall relieve any breach of the Company or any such Company Shareholder hereunder or any obligation under Article VIII hereof except to the extent such notice relates to disclosures of new matters that arise after the date hereof and is accompanied by an amendment of the Schedules which Buyer chooses to accept in accordance with Section 6.17 hereof.

(c)

The Buying Group shall give notice to Company and Company Shareholders prior to the Closing of any fact, event or circumstance known to the Buying Group that would cause any representation or warranty of Company or Company Shareholders contained herein to be untrue. Said information shall include the results of any independent studies or investigations performed by Buying Group in connection with the transactions described herein, such as environmental site assessments, title reports, and building inspection reports, as well as any information obtained from independent discussions with Company’s customers and suppliers.

5.7

Merger Sub Shareholder Approval. Buyer’s execution of this Agreement evidences Buyer’s consent to and approval of the Merger as the sole shareholder of Merger Sub and, if separately required to further evidence such consent and approval, Buyer agrees to cause the shares of Merger Sub owned by it to be voted in favor of the Merger subject to the terms and conditions of this Agreement.

5.8

Shareholder Representatives.

(a)

By approving this Agreement, the Company Shareholders hereby irrevocably make, constitute and appoint Charles E. Johnson, C. Steve Bell and Steve McKeehan (collectively, the "Shareholder Representatives"), or any one of them, as their true and lawful attorney-in-fact with full power of substitution to do any and all things and execute any and all documents which may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement, including but not limited to: (i) make all decisions relating to the determination of the Actual Closing Date Working Capital Amount; (ii) make all decisions relating to the distribution of any amounts payable or distributable to the Company Shareholders hereunder or payable by the Company Shareholders to the Buying Group hereunder; (iii) execution of the Escrow Agreement and any other document required by this Agreement; (iv) receipt of payments hereunder and under the Escrow Agreement and the disbursement thereof to the Company Shareholders and others; (v) receipt and forwarding of notices and communications pursuant to this Agreement and the Escrow Agreement; (vi) administration of this Agreement and the Escrow Agreement, including the resolution of any dispute or claim, (vii) the resolution, settlement or compromise of any claim for indemnification asserted against a Company Shareholder pursuant to Section 8.2(a), and (viii) asserting, on behalf of the Company Shareholders, claims for indemnification under Section 8.3 and resolving, settling or compromising all such claims.

(b)

In the event that the Shareholder Representatives, with the advice of counsel, are of the opinion that he requires further authorization or advice from the Company Shareholders on any matters concerning this Agreement, the Shareholder Representatives shall be entitled to seek such further authorization from the Company Shareholders prior to acting on their behalf. In such event, each Company Shareholder shall have a number of votes equal to the number of shares of Common Stock owned by that Company Shareholder on the Closing Date and the authorization of a majority of such number of such shares shall be binding on all of the Company Shareholders and shall constitute the authorization by the Company Shareholders.

(c)

Parent and the Escrow Agent shall be fully protected in dealing with the Shareholder Representatives under this Agreement and may rely upon the authority of the Shareholder Representatives to act as the agent of the Company Shareholders. Any payment by Parent, Buyer or Merger Sub to the Shareholder Representatives under this Agreement shall be considered a payment by Parent, Buyer and Merger Sub to the Company Shareholders. The appointment of the Shareholder Representatives is coupled with an interest and shall be irrevocable by any Company Shareholder in any manner or for any reason. This power of attorney shall not be affected by the disability or incapacity of the principal pursuant to any applicable Law.

(d)

If at any time there is more than one Shareholder Representative, any act of the Shareholder Representatives shall require the act of a majority of the Shareholder Representatives. Any Shareholder Representative may resign from his or her capacity as a Shareholder Representative at any time by written notice delivered to the other Shareholder Representatives, if any, and to Parent. If there is a vacancy at any time in any of the positions of Shareholder Representatives for any reason, the remaining Shareholder Representatives may act with full power and authority until such time as the remaining Shareholder Representatives shall select a successor to fill such vacancy. If at any time there is no Person acting as a Shareholder Representatives for any reason, the Company Shareholders shall select a Shareholder Representatives. Each Company Shareholder shall have a number of votes equal to the number of shares of Common Stock owned by that Company Shareholder on the Closing Date and the authorization of a majority of such number of such shares shall be binding on all of the Company Shareholders and shall constitute the authorization by the Company Shareholders.

(e)

Each Shareholder Representative acknowledges that he has carefully read and understands this Agreement, hereby accepts such appointment and designation, and represents that he will act in his capacity as a Shareholder Representative in strict compliance with and conformance to the provisions of this Agreement.

(f)

The Shareholder Representatives shall not be liable to Parent, Buyer, Merger Sub, the Company Shareholders or the Escrow Agent for any error of judgment, or any act done or step taken or omitted by him in good faith or for any mistake in fact or Law, or for anything that he may do or refrain from doing in connection with this Agreement, except for his own bad faith or willful misconduct. The Shareholder Representatives may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or his duties hereunder, and he shall incur no liability to Parent, Buyer, Merger Sub, the Company Shareholders or the Escrow Agent and shall be fully protected with respect to any action taken, omitted or suffered by him in good faith in accordance with the opinion of such counsel.

(g)

Any expenses incurred by the Shareholder Representatives in connection with the performance of his duties under this Agreement (including any fees and expenses of legal counsel retained by the Shareholder Representatives) shall not be the personal obligations of the Shareholder Representatives but shall be payable: (i) prior to the Effective Time, by the Company; and (ii) after the Effective Time, by the Company Shareholders, pro rata in accordance with their respective ownership of Common Stock immediately prior to the Effective Time.

(h)

Each Company Shareholder agrees that the Transaction Expenses shall include the sum of $1,500,000 to be paid to the Shareholder Representatives at Closing and to be used by the Shareholder Representatives for the payment of all costs and expenses incurred by the Shareholder Representatives in connection with the exercise by him of the authority granted to him herein (including reasonable attorney fees and expenses and the fees and expenses of any accountants or other professional advisors retained by the Shareholder Representatives). The

Shareholder Representatives shall not disburse any portion of such sum to any Company Shareholder until the lapse of ten (10) Business Days after the determination of the Actual Closing Date Working Capital Amount, and thereafter may distribute to the Company Shareholders, pro rata in accordance with their respective ownership of Common Stock immediately prior to the Effective Time, such portion of such sum as the Shareholder Representatives reasonably determine not to be needed for the payment of such costs and expenses. Any portion of such sum remaining after the final resolution of all claims asserted against, or asserted by or on behalf of, the Company Shareholders hereunder or under the Escrow Agreement and the final distribution to the Company Shareholders of all monies that are or could be distributable to them hereunder or under the Escrow Agreement, shall be distributed to the Company Shareholders as provided in Section 2.8(d)(iv).

(i)

Company Shareholders and the Shareholder Representatives may enter into one or more agreements or undertakings in addition to their respective obligations hereunder, which additional agreements shall be binding on Company Shareholders and Shareholder Representatives and which agreement shall, to the extent inconsistent herewith, supersede the provisions, but none of which shall alter the right of Parent and Escrow Agent to rely on the provisions of this Section in dealing with Shareholder Representatives.

5.9

Retention of Records. The Parent shall cause the Surviving Company to retain all books and records relating to the Company’s pre-closing Tax, accounting or material legal matters for a period of at least six (6) years from the date hereof; provided, however, that at the end of such six (6) year period any such document or record may be disposed of by the Buying Group if the Buying Group first offers to surrender possession thereof to the Shareholder Representatives at their expense. The Shareholder Representatives shall have the right during business hours, upon reasonable notice to Parent, to inspect and make copies of any such records for any reasonable purpose. Said access shall include reasonable access to Company’s computer system, software and databases for the purpose of accessing information contained thereon.

5.10

Exclusive Dealing. During the period from the date of this Agreement through the earlier of the Closing or termination of this Agreement pursuant to Article IX hereof, neither the Company nor any Company Shareholders shall take or permit any other Person on its behalf to take, any action to solicit, encourage, initiate or participate in any discussions or negotiations with, or provide any information to, any Person (other than the Buying Group and its affiliates and representatives) concerning any purchase of the Company's Shares Outstanding, any merger involving the Company, any sale of all or substantially all of the assets of the Company and its Subsidiaries or similar transaction involving the Company (other than inventory sold in the Ordinary Course of Business).

5.11

Vote for Merger. Contemporaneously with the execution and delivery of this Agreement, all of the Company Shareholders shall vote the shares held by such Company Shareholder for the Merger, whether at a meeting or through the solicitation of written consent.

5.12

Subchapter "S" Deposit. To the extent received by Buying Group following the Company’s termination of its Subchapter "S" status, Buying Group shall refund the Company’s $1,195,731 deposit held by the Internal Revenue Service pursuant to Section 7519 of the Code to the Shareholder Representatives to be distributed to the Company Shareholders in accordance with their respective portion of such payment based on the percentages set forth opposite each Company Shareholder’s name on Schedule I attached hereto. Buying Group shall use commercially reasonable efforts to obtain a refund of such deposit and to the extent it is unable to do so, will assign the right to collect such deposit to the Company Shareholders and the Buying Group will reasonably cooperate with and assist the Company Shareholders in obtaining a refund of such deposit.

5.13

Tax Matters.

(a)

Tax Returns. Parent and the Surviving Corporation shall prepare or cause to be prepared, and file or cause to be filed, all Tax Returns for the Company or the Surviving Corporation, as applicable, and its Subsidiaries (i) for all Tax periods ending on or prior to the Closing Date ("Pre Closing Periods") which are due after the Closing Date and (ii) for all Tax periods which begin before the Closing Date and end after the Closing Date ("Straddle Periods"), and shall remit the Tax shown on the applicable Tax Return to the proper taxing authority; provided that Company Shareholders shall reimburse Parent, the Surviving Corporation, and any of its Subsidiaries for all Taxes owed by the Company and its Subsidiaries for Pre Closing Periods and the portion of any Straddle Periods ending on the Closing Date. Such Tax Returns shall be prepared in the Ordinary Course of Business, in each case, to the extent permitted by applicable Tax Law. Such Tax Returns shall be provided to the Shareholder Representatives (on behalf of the Company Shareholders) for his review and comment as soon as reasonably practicable and not later than forty- five (45) days prior to the due date for filing such Tax Returns (including extensions), and the Shareholder Representatives shall be entitled to suggest to the Parent any reasonable changes to such Tax Returns. The Shareholder Representatives shall provide the Parent with a written description of the items, if any, in such Tax Returns that he intends to dispute within twenty (20) days following the delivery to it of such Tax Returns. If the Shareholder Representatives do not deliver the Parent his dispute (described in the previous sentence) within such twenty (20) day period, then the relevant Tax Return shall be deemed to be finally determined and the Parent shall be entitled to file, or cause to be filed, such Tax Return. If the Shareholder Representatives do deliver their dispute to the Parent within the requisite time period, the Shareholder Representatives and the Parent agree to consult and to resolve in good faith any issue arising as a result of the review of such Tax Returns and to mutually consent to the filing of such Tax Returns as promptly as possible. In the event the Parties are unable to resolve any dispute within ten (10) days following the delivery of any intention to dispute by the Shareholder Representatives to the Parent, the Shareholder Representatives, on one hand, and the Parent, on the other hand, shall jointly request the Firm to resolve any issue in dispute at least five (5) Business Days before the due date of such Tax Return, in order that such Tax Return may be timely filed. Parent and the Company Shareholders shall bear the costs and expenses of the Firm based on the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by or on behalf of such party. The determination of the Firm shall be binding on all Parties.

(b)

Tax Cooperation. Each of the Parent, the Surviving Corporation, the Company Shareholders, and the Shareholder Representatives shall cooperate fully, as and to the extent reasonably requested by any other party, in connection with the filing of Tax Returns pursuant to this Section 5.13 and any audit, litigation, or other proceeding with respect to Taxes of the Company and any of its Subsidiaries. Such cooperation shall include the retention and

(upon the other party’s request) the provision of records and information which are reasonably relevant to the preparation of any such Tax Return or to any such audit, litigation, or other proceeding. The Parent and the Surviving Corporation agree (i) to retain all books and records in their possession with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (including any extension thereof) of the applicable taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Parent and the Surviving Corporation or the Shareholder Representatives and Company Shareholders shall allow the other party to take possession of such books and records.

(c)

Tax Proceedings. Following the Closing Date, if an audit or other proceeding is initiated by any Tax authority with respect to Taxes of the Company or any of its Subsidiaries for which the Buying Group may have an indemnification right under Article 8, the Surviving Corporation shall promptly notify the Shareholder Representatives of such audit or proceeding, stating the nature and basis of such claim and the amount thereof, to the extent known. Notwithstanding Sections 8.4 and 8.5, the Shareholder Representatives will have the right, at its option and at its cost and expense, to participate in all stages of such audit or proceeding with representatives of its own choosing with respect to Taxes of Parent or the Company for which the Company Shareholders may have an indemnification obligation under Article 8. Notwithstanding Section 8.4 and 8.5, Parent or the Surviving Corporation shall control the conduct of all stages of such audits or proceedings with respect to Taxes of the Company.

(d)

Trade. The Company shall pay all Duties or Taxes owed for any merchandise imported by the Company or any of its Subsidiaries prior to Closing, and to the extent such Duties or Taxes are not paid prior to the Closing, the amount of such Duties or Taxes shall be added as a liability on the Closing Date Balance Sheet.

5.14

Required Permits. The Company shall obtain the Environmental Permits listed in Section 3.15(a) of the Disclosure Schedule prior to Closing.

ARTICLE VI
CONDITIONS PRECEDENT TO PARENT’S, BUYER’S AND MERGER SUB’S OBLIGATIONS

Each and every obligation of Parent, Buyer and Merger Sub to be performed on the Closing Date shall be subject to the satisfaction prior to or at the Closing of each of the following conditions:

6.1

Representations and Warranties True on the Closing Date. Each of the representations and warranties made by the Company, the Significant Shareholders and the Company Shareholders in this Agreement shall be true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made or given on and as of the Closing Date (other than those which are already qualified by materiality which shall be true and correct in all respects as of the Closing Date), except for any changes permitted by the terms of this Agreement or consented to by Parent, Buyer or Merger Sub.

6.2

Compliance With Agreement. The Company and the Company Shareholders shall have in all material respects performed and complied with all of its agreements and obligations under this Agreement that are to be performed or complied with by it prior to or on the Closing Date.

6.3

Absence of Litigation. No litigation, regulation, or legislation shall have been commenced, pending or threatened which seeks to enjoin, restrain or prohibit Parent, Buyer, Merger Sub, the Company, the Company Shareholders or any of the affiliates, officers or directors of any of them, from consummating the transactions contemplated herein, or which seeks to enjoin the operation of the Company or all or a material portion of the Business, which, in the reasonable judgment of Parent, would make it inadvisable to consummate the transactions contemplated by this Agreement.

6.4

Consents.

(a)

All Consents listed in Section 3.4(b) of the Disclosure Schedule (other than Consents under any contract which is not a Material Contract, which shall be governed by subsection (b) below) shall have been received, and executed counterparts thereof shall have been delivered to Parent, Buyer or Merger Sub at or prior to the Closing.

(b)

The contracts of the Company which are not Material Contracts under which required Consents have not been obtained, shall not, in the aggregate, provide for annual payments or other consideration from or to the Company in excess of $300,000.

6.5

HSR Act Waiting Period. All applicable waiting periods related to the HSR Act or any other antitrust Regulatory Authority shall have expired.

6.6

No Material Adverse Effect. During the period from the date hereof to the Closing Date, there shall not have been any occurrence or any event that has had or is reasonably likely to have a Material Adverse Effect.

6.7

Merger Filings. The Articles of Merger shall have been filed with the Delaware Secretary of State and with the Secretary of State of the State of Alabama.

6.8

Dissenting Shares. There shall be no Dissenting Shares.

6.9

Documents to be Delivered by the Company. At the Closing, the Company shall have delivered to Parent, Buyer and Merger Sub the following documents, in each case duly executed or otherwise in proper form:

(a)

[Reserved]

(b)

Certified Resolutions. Certified copies of the resolutions of the Board of Directors and the Company Shareholders effective on the date of this Agreement, authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement, which resolutions shall not have been amended or modified in any manner.

(c)

Escrow Agreement. The Escrow Agreement shall have been executed and delivered by the Company and the Shareholder Representatives.

(d)

Articles; Bylaws. A copy of the Articles of Incorporation of the Company certified by the Secretary of State of Alabama and a copy of the Bylaws of Company certified by the Secretary of the Company.

(e)

Incumbency Certificate. Incumbency certificates relating to each Person executing any document executed and delivered to Parent, Buyer or Merger Sub by the Company pursuant to the terms hereof.

(f)

Legal Opinion. An opinion of Scruggs, Dodd & Dodd, P.A., counsel to the Company, dated the Closing Date, addressing the matters and substantially in the form attached hereto as Exhibit D.

(g)

Other Documents. All other documents, instruments or writings reasonably required to be delivered to Parent, Buyer or Merger Sub at or prior to the Closing pursuant to this Agreement and such other certificates of authority and documents as Parent, Buyer or Merger Sub may reasonably request.

6.10

Resignation of Officers and Directors. Except as may be requested by Parent, Buyer or Merger Sub, at the Closing each of the officers and directors of the Company and each of its Subsidiaries shall have resigned as an officer or director.

6.11

Affiliate Transactions.

(a)

With respect to each of the transactions listed on Section 3.23 of the Disclosure Schedule one or more of the following shall occur: (i) such transaction and each agreement relating thereto with respect to amounts owed to the Company or any Subsidiary (whether or not due on or before the Closing Date) shall have been paid in full, (ii) such transaction shall have been terminated on terms satisfactory to the Parent, Buyer and Merger Sub, or (iii) such transaction and each agreement relating thereto shall have been approved by the Parent and Merger Sub in writing, including after any amendment requested by Parent.

(b)

With respect to the leases for the Leased Real Property set forth on Section 6.11 of the Disclosure Schedule, the Company shall, at the option of the Parent and Merger Sub, cause the landlord of such Leased Real Property to modify such leases as described on such Schedule.

6.12

Non-Competition and Confidentiality Agreements. Prior to the Closing, the Company shall use its commercially reasonable best efforts to encourage each of the Persons identified on Section 6.12 of the Disclosure Schedule to execute and deliver a Non-Competition and Confidentiality Agreement in the form attached hereto as Exhibit C.

6.13

Lien Releases and Termination of Financing. The Company shall have provided evidence satisfactory to the Parent, Buyer and Merger Sub that all Liens on the assets of the Company and the Subsidiaries have been released and that all related financing arrangements have been terminated.

6.14

Termination of Options, etc. All stock option plans, outstanding options, warrants, conversion rights, and similar obligations shall be satisfied and terminated in a form and manner satisfactory to Parent and Merger Sub with no further obligations or liabilities on the part of the Surviving Corporation.

6.15

Completion of Environmental Audit; Inspection of Property. Buyer shall have obtained using environmental consultants selected by Buyer, Phase I and environmental compliance audits, and at Buyer’s discretion, Phase II, environmental audit reports on each of the parcels of Real Property and Leased Real Property (the "Environmental Audit Reports"), the cost of the Environmental Audit Reports to be shared 50/50 between Parent and the Company, and Buyer shall have obtained a value assessment of the Real Property and Leased Real Property, and Buyer shall be satisfied in its sole discretion in both respects with the results thereof. Prior to the Closing Date, Buyer and Buyer’s agents, employees and independent contractors shall have the right and privilege to enter upon the Real Property and the Leased Real Property, during normal working hours and upon reasonable advance notice to the Company, to inspect the Real Property and the Leased Real Property and to conduct soil and ground water sampling and analysis and other environmental, geological, engineering, percolation, hydrologic, feasibility, or landscaping tests or studies, all at Buyer’s sole cost and expense, provided such testing does not unreasonably interfere with the operation of the Business at the location. Buyer shall have obtained the Environmental Permits listed in Section 3.15 of the Disclosure Schedule.

6.16

Employment Agreements. Parent shall be satisfied, in its sole discretion, with the terms of employment for each of those employees of the Company listed in Section 6.16 of the Disclosure Schedule and, at its discretion, shall cause the Company to enter into employment agreements with such employees on terms satisfactory to Parent.

6.17

Schedules. Company shall have tendered to Buyer revised Schedules (if necessary) dated as of the Closing Date (the "Revised Schedules") with all changes to the Schedules from those originally attached to this Agreement noted thereon, provided that if the Revised Schedules contain any disclosure or change that Buying Group considers in good faith to be material and adverse to any representation or warranty in this Agreement (including any Schedule originally attached hereto), then the condition contained in this Section will be deemed unsatisfied unless the disclosure reflects new matters that have arisen since the date hereof, and such disclosure of new matters is waived by Buyer by closing the transactions despite the material disclosure or change; provided further that the tender of the Revised Schedules shall not relieve any breach of the Company or any Company Shareholder of any of its representations, warranties, covenants or agreements contained herein as of the date hereof or any obligation under Article VIII hereof.

6.18

Releases. Each of the officers, directors, Company Shareholders and Former Shareholders shall have entered into a Release substantially in the form of Exhibit E.

6.19

Escrow Event. No Escrow Event shall have occurred.

6.20

Compliance Certificate. A duly executed certificate signed by Charles E. (Ben) Johnson as Chairman and Chief Executive Officer of the Company, and Bobby R. Cole as President and Chief Operating Officer of the Company shall have been delivered to Parent, Buyer and Merger Sub certifying that (i) each of the representations and warranties made by the Company, the Significant Shareholders, and the Company Shareholders in this Agreement is true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date (other than those which are already qualified by materiality, each of which is true and correct in all respects as of the Closing Date), except for any changes permitted by the terms of this Agreement or consented to in writing by Parent, and (ii) the Company has performed and complied in all material respects with all of its obligations under this Agreement that are to be performed or complied with on or prior to the Closing Date.

ARTICLE VII
CONDITIONS PRECEDENT TO THE COMPANY’S OBLIGATIONS

Each and every obligation of the Company and the Company Shareholders to be performed on the Closing Date shall be subject to the satisfaction prior to or at the Closing of the following conditions:

7.1

Representations and Warranties True on the Closing Date. Each of the representations and warranties made by Parent, Buyer and Merger Sub in this Agreement shall be true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made or given on and as of the Closing Date (other than those which are already qualified by materiality which shall be true and correct in all respects as of the Closing Date).

7.2

Compliance With Agreement. Parent, Buyer and Merger Sub shall have in all material respects performed and complied with all of their agreements and obligations under this Agreement that are to be performed or complied with by them prior to or on the Closing Date.

7.3

Absence of Litigation. No litigation shall have been commenced, pending or threatened which seeks to enjoin, restrain or prohibit Parent, Buyer, Merger Sub, the Company, the Company Shareholders or any of the affiliates, officers or directors of any of them, from consummating the transactions contemplated herein.

7.4

Consents and Approvals. All approvals, consents and waivers listed in Section 3.4 of the Disclosure Schedule that are required to effect the transactions contemplated hereby shall have been received.

7.5

HSR Act Waiting Period. All applicable waiting periods related to the HSR Act or any other antitrust Regulatory Authority shall have expired.

7.6

Merger Filings. The Articles of Merger shall have been filed with the Delaware Secretary of State and with the Secretary of State of Alabama, respectively.

7.7

Documents to be Delivered by Parent, Buyer and Merger Sub. At the Closing, Parent, Buyer and Merger Sub shall deliver to the Company the following documents, in each case duly executed or otherwise in proper form:

(a)

Compliance Certificates. A certificate signed by the President or any officer of Parent and a certificate signed by the President or any officer of Buyer and Merger Sub that (i) each of the representations and warranties made by Parent, Buyer and Merger Sub in this Agreement is true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date (other than those which are already qualified by materiality, each of which is true and correct in all respects as of the Closing Date), except for any changes permitted by the terms of this Agreement or consented to in writing Company, and (ii) Parent, Buyer and Merger Sub have each performed and complied in all material respects with all of their obligations under this Agreement that are to be performed or complied with on or prior to the Closing Date.

(b)

Certified Resolutions. A certified copy of the resolutions of the Board of Directors of Parent, Buyer and Merger Sub, of the Buyer as the sole shareholder of Merger Sub, and if required, the shareholders of Parent authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement.

(c)

Escrow Agreement. The Escrow Agreement shall have been executed and delivered by the Buyer.

(d)

Incumbency Certificates. Incumbency certificates relating to each Person executing any document executed and delivered to the Company by Parent, Buyer or Merger Sub pursuant to the terms hereof.

(e)

Legal Opinion. An opinion of Ogilvy Renault LLP, counsel to the Parent, dated the Closing Date, addressing authorization of this Agreement in a form reasonably satisfactory to the Shareholder Representatives.

(f)

Other Documents. All other documents, instruments or writings reasonably required to be delivered to the Company at or prior to the Closing pursuant to this Agreement and such other certificates of authority and documents as the Company may reasonably request.

(g)

Revised Schedules. Company shall have tendered to Buyer the Revised Schedules called for by Section 6.17 hereof and Buyer shall have accepted the same.

7.8

Merger Price. Parent, Buyer or Merger Sub shall have paid the Merger Price in accordance with the provisions of Article II of this Agreement.

ARTICLE VIII
SURVIVAL; INDEMNIFICATION; LIMITATIONS

8.1

Survival; Exclusive Remedies for Breach; Reliance.

(a)

Each and every representation and warranty made by the Company, the Significant Shareholders, the Company Shareholders, Parent, Buyer or Merger Sub in this Agreement or in any exhibit, schedule, certificate, instrument of transfer or other document delivered pursuant hereto or in connection herewith shall survive the Closing, but except as otherwise provided in this Section 8.1, shall terminate on the date that is on the second anniversary of the Closing Date and thereafter be of no further force or effect; provided, however, that (i) in the case of deceit or misrepresentations of existing material facts by one Party made willfully, intentionally, deceitfully, knowingly or recklessly with the intention that the other Party rely on such fact to its detriment, or concealment or suppression of a material fact if done in a manner to deceive or mislead, or breaches of the representations and warranties set forth in Sections 3.7 and 3.14, together with any right to indemnification for breach thereof, such matters shall survive the Closing until the expiration of the applicable statute of limitations applicable to the matters covered thereby (giving effect to any waiver, mitigation, tolling or extension hereof), (ii) the representation and warranties set forth in Section 3.15, together with any right of indemnification for breach thereof, including indemnification under Section 8.2(a)(vi), shall survive the Closing for a period of 5 years, and (iii) the representations and warranties set forth in Sections 3.1 through 3.4 and in Article IIIA shall survive without limitation as to time. Each and every covenant and agreement of a Party set forth herein shall survive the Closing without limitation as to time.

(b)

Any representation or warranty that would otherwise terminate with respect thereto shall survive if notice of the breach, inaccuracy or nonperformance thereof shall have been given on or prior to the cut-off date referenced in Section 8.1(a) with respect thereto to the Party against whom indemnification may be sought but only to the extent related to such breach, inaccuracy or nonperformance.

(c)

After the Closing, the indemnities set forth in this Article VIII shall be the sole and exclusive remedies of the Parties hereto (except in the case of deceit or misrepresentations of material existing facts by one Party made willfully, intentionally, deceitfully, knowingly or recklessly with the intention that the other Party rely on such fact to its detriment, or concealment or suppression of a material fact if done in a manner to deceive or mislead) for the breach of any covenant, agreement, representation or warranty in this Agreement by any other Party; provided, however, that this Article VIII shall not be the exclusive remedy for the breach of representations and warranties of a Company Shareholder set forth in Section 3a.4, and Parent, Buyer and Merger Sub shall have such rights as may be available at law or in equity with respect to a breach of any such representation and warranty. Without limiting the generality of the foregoing, the Parties agree that there shall not be, and each of the Parties hereby waives and releases, any rights to pursue any cause of action of any description arising out of or relating to the transactions described herein other than a cause of action brought under this Article and deceit or willful, intentional, knowing or reckless misrepresentations by one Party of a present, existing material fact with the intention that the other Party rely on such fact to its detriment, or concealment or suppression of a material fact if done in a manner to deceive or mislead.

(d)

Except as expressly provided herein or in any document, writing or instrument executed and delivered by Company Shareholders or Shareholder Representatives at Closing, Company and the Shareholders make no representation or warranty, express or implied, at law or in equity in respect of the Company or the Subsidiaries, or any of their respective assets, liabilities or operations, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed. Buying Group hereby acknowledges and agrees that except to the extent specifically set forth in this Agreement, the Schedules hereto or in any document, writing or instrument executed and delivered by Company Shareholders or Shareholder Representatives at Closing, the Buying Group is acquiring the Company on an "as is" basis.

8.2

Indemnification By Company Shareholders.

(a)

Company Shareholders. Subject to the provisions of this Section and the other Sections of this Article VIII, each of the Company Shareholders and the Shareholder Representatives, on behalf of all Company Shareholders, jointly and severally, agrees to indemnify and hold harmless the Company, each member of the Buying Group, and their respective officers, directors, agents and representatives from and against any and all Losses incurred or sustained by or imposed upon them with respect to or by reason of each of the following, to the extent not reflected on or reserved against in the Closing Date Balance Sheet:

(i)

any failure, breach or inaccuracy on the part of the Company and/or any Significant Shareholders, as the case may be, of any representations or warranties under Article III of this Agreement or contained in any certificate, document or instrument delivered by the Company and/or any Significant Shareholders, as the case may be, hereunder;

(ii)

any breach, default or lack of performance on the part of the Company of any of its covenants or agreements under this Agreement;

(iii)

to the extent not reserved against in the Closing Date Balance Sheet, (I) those matters listed on Section 3.7 of the Disclosure Schedule, (II) any Taxes or Duties resulting from any undervalued merchandise imported by the Company or any of its Subsidiaries prior to Closing, (III) all Taxes (or the non-payment thereof) of the Company, any Subsidiary or any Predecessor Company, that are not adequately accrued on the Closing Date Balance Sheet, for all taxable periods ending on or before the Closing Date or, in the case of a Straddle Period, the portion ending on the Closing Date, (IV) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company, any Subsidiary or any Predecessor Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (V) any and all Taxes of any Person (other than the Company, any Subsidiary or any Predecessor Company) imposed on the Company, any Subsidiary or any Predecessor Company as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing. The Company Shareholders shall reimburse the Company for any Taxes of the Company, any Subsidiary or any

Predecessor Company which are the responsibility of the Company Shareholders pursuant to this Section 8.2 within fifteen (15) Business Days after payment of such Taxes by the Company or any member of the Buying Group. For purposes of this Agreement, in the case of a Straddle Period, (A) the amount of any Taxes based on or measured by income or receipts (or that is otherwise in the nature of a business activity tax) of the Company, any Subsidiary or any Predecessor Company for the portion of such Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and (B) the amount of other Taxes of the Company, any Subsidiary or any Predecessor Company for the portion of such Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period;

(iv)

any payments made in connection with Dissenting Shares in excess of the Per Share Merger Consideration and any costs (including legal, accounting and other professional fees) incurred in connection with the proceedings related to such Dissenting Shares;

(v)

the Restructuring, including any Losses or payments made to any Former Shareholders and any costs in connection with the proceedings related to such matters; and

(vi)

the failure to obtain the Environmental Permits listed in Section 3.15(a) of the Disclosure Schedule prior to Closing, and those items disclosed on Section 3.15(b) of the Disclosure Schedule.

[…]

(b)

Company Shareholders. Subject to the provisions of this Section and the other Sections of this Article VIII, each Company Shareholder agrees to indemnify and hold harmless each member of the Buying Group, and their respective officers, directors, agents and representatives, from and against any and all Losses incurred or sustained by or imposed upon them with respect to or by reason of:

(i)

any failure, breach or inaccuracy on the part of such Company Shareholder of any of its representations or warranties under Article IIIA of this Agreement or contained in any certificate, document or instrument delivered by the such Company Shareholder hereunder; and

(ii)

any breach, default or lack of performance on the part of such Company Shareholder of any of its covenants or agreements under this Agreement (other than the agreements contained elsewhere in this Article VIII).

(c)

Notwithstanding anything to the contrary in this Agreement, no member of the Buying Group shall be entitled to indemnification under Section 8.2(a)(i) for any Losses as to which a member of the Buying Group otherwise may be entitled to indemnification hereunder (without giving effect to this paragraph (c)), until the aggregate amount of such indemnifiable Losses exceeds […] (the "Threshold Amount"), provided that after the aggregate of all indemnifiable Losses exceeds the Threshold Amount, the Buying Group shall, in the aggregate, be entitled to indemnification under Section 8.2(a)(i) for the first dollar of such Losses notwithstanding the Threshold Amount. The maximum amount recoverable by the Buying Group for indemnification claims under Section 8.2(a)(i) shall in no event exceed the Cap. Notwithstanding the foregoing sentence, the Threshold Amount and the Cap shall not apply (i) to any breach of a representation and warranty set forth in Sections 3.1 through 3.4, 3.7, 3.9(a), 3.14, 3.17(a), and 3.20, (ii) to any breach of a representation or warranty made by the Company or by any Significant Shareholder of which the Company or any Significant Shareholder had actual knowledge at any time prior to the date on which such representation and warranty was made, (iii) to any willful breach by any Company Shareholder of any covenant or obligation and (iv) in the case of deceit or misrepresentations of existing material facts by one Party made willfully, intentionally, deceitfully, knowingly or recklessly with the intention that the other Party rely on such fact to its detriment, or concealment or suppression of a material fact if done in a manner to deceive or mislead. In addition, the members of the Buying Group hereby waive and release any claim, and will have no right to indemnification under this Article VIII, for any misrepresentation or breach of warranty or covenant to the extent that the matter underlying the misrepresentation or breach resulted in an adjustment to the purchase price pursuant to Section 2.8.

8.3

Indemnification by Parent.

(a)

Subject to the provisions of this Section and the other Sections of this Article VIII, Parent agrees to indemnify the Company Shareholders and hold them harmless from and against any and all Losses incurred or sustained by or imposed upon the Company or the Company Shareholders with respect to or by reason of: (i) any failure, breach or inaccuracy on the part of Parent, Buyer or Merger Sub of any of their representations or warranties under this Agreement or contained in any certificate, document or instrument delivered by Parent or Merger Sub hereunder; and (ii) any breach, default, inaccuracy or lack of performance on the part of Parent or Merger Sub of any of their respective agreements or covenants under this Agreement or contained in any certificate, document or instrument delivered by Parent or Merger Sub hereunder.

(b)

Notwithstanding anything in this Agreement, no member of the Buying Group shall be liable (i) under Section 8.3(a)(i) for any Losses as to which the Company Shareholders otherwise may be entitled to indemnification hereunder (without giving effect to this clause (i)), until such indemnifiable Losses exceed the Threshold Amount, provided that after the aggregate of all indemnifiable Losses exceeds the Threshold Amount, the Company Shareholders shall be entitled to indemnification under Section 8.3(a)(i) to the first dollar of such Losses notwithstanding the Threshold Amount; and (ii) under this Article VIII for any Losses which in the aggregate are in excess of the Cap.

8.4

Procedures for Indemnification.

(a)

If an Indemnified Party shall claim to have suffered a Loss for which indemnification is available under Section 8.2 or 8.3, as the case may be (for purposes of this Section 8.4, regardless of whether such Indemnified Party is entitled to receive a payment in respect of such claim by virtue of paragraph (c) of Section 8.2), the Indemnified Party shall notify the Indemnifying Party in writing of such claim as promptly as practicable, which written notice shall describe the nature of such claim, the facts and circumstances that give rise to such claim and the amount of such claim if reasonably ascertainable at the time such claim is made (or if not then reasonably ascertainable, the maximum amount of such claim reasonably estimated by the Indemnified Party). In the case of a claim by Parent or the Surviving Corporation, such written notice shall be provided by the Indemnified Party to the Shareholder Representatives. In the event that within thirty (30) days after the receipt by the Indemnifying Party of such a written notice from the Indemnified Party, the Indemnified Party shall not have received from the Indemnifying Party a written objection to such claim, such claim shall be conclusively presumed and considered to have been assented to and approved by the Indemnifying Party following receipt by the Indemnifying Party of a written notice from the Indemnified Party to such effect.

(b)

If within the thirty (30) day period described in paragraph (a) above the Indemnified Party shall have received from the Indemnifying Party a written notice setting forth the Indemnifying Party’s objections to such claim and the Indemnifying Party’s reasons for such objection, then the Parties (including the Shareholder Representatives) shall negotiate in good faith for a period of ten (10) Business Days from the date the Indemnified Party receives such objection (such period is hereinafter referred to as the "Negotiation Period"). After the Negotiation Period, if the Parties still cannot agree on the claim, the Parties (including the Shareholder Representatives) shall follow the procedures set forth in Section 8.8 below with respect to the resolution of such matter.

(c)

Upon determination of the amount of a claim that is binding on both the Indemnifying Party and the Indemnified Party, the amount of such claim shall be paid within ten (10) Business Days of the date such amount is determined. If the Indemnifying Party responsible for payment of such claim is Parent, such payment shall be made by wire transfer to the Shareholder Representatives, who shall be responsible for distributing any such payment by Parent to accounts of the Company Shareholders in accordance with their respective percentages opposite the Company Shareholders’ names on Schedule I hereto. If the Indemnifying Party responsible for payment of such claim is a Company Shareholder, such payment shall be made by wire transfer by the Company Shareholders to an account designated by the Buying Group.

8.5

Procedures for Third Party Claims.

(a)

Any Indemnified Party seeking indemnification pursuant to this Article VIII in respect of any Third Party Claim shall give the Indemnifying Party from whom indemnification with respect to such claim is sought (i) prompt written notice (but in no event more than ten (10) days after the Indemnified Party acquires knowledge thereof) of such Third Party Claim and (ii) copies of all documents and information relating to any such Third Party Claim within ten (10) days of their being obtained by the Indemnified Party; provided, that the failure by the Indemnified Party to so notify or provide copies to the Indemnifying Party shall not relieve the Indemnifying Party from any liability to the Indemnified Party for any liability hereunder except to the extent that such failure shall have prejudiced the defense of such Third Party Claim.

(b)

The Indemnifying Party shall have thirty (30) days (or such lesser time as may be necessary to comply with statutory response requirements for litigation claims that are included in any Third Party Claim) from receipt of the notice contemplated in Section 8.5(a) to notify the Indemnified Party whether or not the Indemnifying Party will, at its sole cost and expense, defend the Indemnified Party against such claim. If the Indemnifying Party timely gives notice that it intends to defend the Third Party Claim, it shall have the right, except as hereafter provided, to defend against, negotiate, settle or otherwise deal with the Third Party Claim and to be represented by counsel of its own choice, and the Indemnified Party will not admit any liability with respect thereto or settle, compromise, pay or discharge the same without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed, so long as the Indemnifying Party is contesting or defending the same with reasonable diligence and in good faith; provided, that the Indemnified Party may participate in any proceeding with counsel of its choice and at its expense; provided further, that the Indemnifying Party may not enter into a settlement of any such Third Party Claim without the consent of the Indemnified Party, which consent shall be not unreasonably withheld, unless such settlement requires no more than a monetary payment for which the Indemnified Party is fully indemnified by the Indemnifying Party or involves other matters not binding upon the Indemnified Party; and provided further that, in the event the Indemnifying Party does not agree in writing to accept the defense of, and assume all responsibility for, such Third Party Claim as provided above in this Section 8.5(b), then the Indemnified Party shall have the right to defend against, negotiate, settle or otherwise deal with the Third Party Claim in such manner as the Indemnified Party deems appropriate, in its sole discretion, and the Indemnified Party shall be entitled to indemnification therefor from the Indemnifying Party to the extent provided under this Article VIII. Notwithstanding the foregoing, if in the reasonable opinion of the Indemnified Party such Third Party Claim, or the litigation or resolution of such Third Party Claim, involves an issue or matter that could have a Material Adverse Effect if Buying Group is the Indemnified Party, or involves an issue or matter that could have a material adverse effect on Company Shareholders if the Company Shareholders are Indemnified Parties, including the administration of Tax Returns of the Indemnified Party or a dispute with a significant supplier or customer of the Indemnified Party, the Indemnified Party shall have the right to control the defense or settlement of any such claim or demand and its reasonable costs and expenses shall be included as part of the indemnification obligations of the Indemnifying Party. If the Indemnified Party elects to exercise such right, the Indemnifying Party shall have the right to participate in, but not control, the defense or settlement of such claim at its sole cost and expense.

8.6

Taxes; Offsets Against Insurance.

(a)

All indemnity claims will be net of any tax benefit actually enjoyed by the Indemnified Party but will be grossed up for any Taxes payable by the Indemnified Party with respect to indemnity payments, and will not include any consequential or special damages of the Indemnified Party. Indemnity claims may include any Third Party Claims which include consequential or special damages for which the Indemnified Party is liable.

(b)

The Indemnifying Party’s obligation to indemnify the Indemnified Party under this Article VIII with respect to a particular matter will be net of any insurance proceeds or other third-party reimbursements received by or for the benefit of the Indemnified Party in connection with the matter. The Indemnifying Party’s obligation to defend against a third-party claim will be secondary to any applicable obligation of an insurance carrier to defend against the claim.

(c)

The Indemnifying Party is subrogated to the rights of the Indemnified Party upon the Indemnifying Party’s payment of the amount of the relevant indemnifiable loss.

(d)

An insurer that is otherwise obligated to defend or pay a claim is not relieved of the responsibility with respect to the claim, and has no subrogation rights with respect to the claim (in either instance) by virtue of the indemnification provisions of this Article VIII.

(e)

If the Indemnified Party recovers an amount from a third party in respect to an indemnifiable loss for which indemnification is provided under this Agreement, and (i) the Indemnifying Party has previously paid the full amount of the indemnifiable loss or (ii) the Indemnifying Party has made a partial payment of the indemnifiable loss and the aggregate amount of that partial payment, plus the amount of the payment received from the third party exceeds the amount of the indemnifiable loss, then the Indemnified Party will promptly remit to the Indemnifying Party the lesser of (i) the amount that the Indemnifying Party previously paid in respect of the indemnifiable loss and (ii) the excess (if any) of (A) the sum of (I) the amount that the Indemnifying Party previously paid in respect of the indemnifiable loss, plus (II) the amount received from the third party in respect of the loss, minus (B) the full amount of the indemnifiable loss.

(f)

Nothing contained in this Section 8.6 shall preclude the Indemnified Party from making any claim under this Article VIII prior to the Indemnified Party’s receipt of any tax benefits, insurance proceeds or other third-party reimbursements or resolution of such tax benefits, insurance proceeds or other third-party reimbursements with the applicable taxing authority, insurance carrier or third-party with respect to the matter that is the subject of such claim.

8.7

Effect of Indemnification. Any indemnity payment made hereunder shall be treated by the Parties as an adjustment to the Merger Price.

8.8

Arbitration. All disputes arising under this Article VIII, and all other claims, disputes, controversies or disagreements arising under or related to this Agreement, relating to the transactions described herein, or concerning any of the relationships arising under or created by this Agreement or any agreement executed in connection herewith, shall be resolved by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, subject to the following qualifications: (1) the arbitration hearings will commenced within sixty (60) days of the demand for arbitration unless otherwise agreed by the Parties or unless otherwise ruled by the arbitrator; (2) the arbitration will be held in Nashville, Tennessee (or any other place agreed to by the Parties hereto and the arbitrator); (3) the substantive laws of the State of Alabama without regard to conflicts of law provisions shall control with respect to the claims submitted to arbitration; and (4) although the American Arbitration Association provisions shall govern, the arbitration will not be administered by the American Arbitration Association but will, unless otherwise agreed to by the Parties, be conducted by a sole arbitrator to be agreed upon by the Parties but failing such agreement to be appointed by the Presiding Judge of the Superior Court of Davidson County, Tennessee. The decision of the arbitrator shall be final and binding as to any matters submitted under this Article VIII; provided, however, if necessary, such decision and satisfaction procedure may be enforced by any Party in any court of record having jurisdiction over the subject matter or over any of the

Parties to this Agreement. The submission to arbitration shall not abrogate any attorney-client or other privileges available under Alabama law. Each party will bear its own fees and expenses regardless of which party prevails.

ARTICLE IX
TERMINATION OF AGREEMENT

9.1

Causes. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the completion of the Closing as follows, and in no other manner:

(a)

By mutual consent of the Parties;

(b)

By written notice from Parent to the Company if:

(i)

any of the conditions provided for in Article VI of this Agreement have not been satisfied or waived by Parent or Merger Sub in writing and the Closing has not occurred by November 15, 2007 or the date of such notice, whichever is later; or

(ii)

there is or has been a breach or failure to fulfill on the part of the Company or the Company Shareholders (including any of the Company Shareholders) any of the representations, warranties, covenants or agreements set forth in this Agreement, which in the case of any covenant or agreement is not cured within fifteen (15) days after the Company has been notified of Parent’s intention to terminate this Agreement.

(c)

By written notice from the Company to Parent, Buyer and Merger Sub if:

(i)

any of the conditions provided for in Article VII of this Agreement have not been satisfied or waived by the Company in writing and the Closing has not occurred by November 15, 2007 or the date of such notice, whichever is later; or

(ii)

there has been a breach or failure to fulfill on the part of Parent or Merger Sub any of the representations, warranties, covenants or agreements set forth in this Agreement, which in the case of any covenant or agreement is not cured within fifteen (15) days after Parent has been notified of the Company’s intent to terminate this Agreement.

9.2

Effect of Termination. In the event of a termination of this Agreement by Parent or the Company under subparagraphs 9.1(b)(i) or (ii) or 9.1(c)(i) or (ii), the Parties shall have such rights and remedies as may be provided at law or in equity. In the event of a termination of this Agreement pursuant to subparagraph 9.1(a), all Parties shall, except as hereafter provided, be released from all obligations hereunder. Notwithstanding the foregoing, the respective obligations of the Parties pursuant to Sections 9.2, 10.3, 10.5 and 10.6 shall survive any termination of this Agreement.

ARTICLE X
MISCELLANEOUS

10.1

Further Assurance. From time to time, at a Party’s request and without further consideration, the other Parties will execute and deliver to the requesting Party such documents and take such other action as the requesting Party may reasonably request in order to consummate more effectively the transactions contemplated hereby.

10.2

Assignment. The rights and obligations of a Party hereunder may not be assigned, transferred or encumbered, in whole or in part, without the prior written consent of the other Parties; provided, however, Parent may assign its rights hereunder, in whole or in part, for the benefit of its lenders.

10.3

Law Governing Agreement. This Agreement shall be construed and interpreted according to the internal Laws of the State of Alabama, excluding any choice of law rules that may direct the application of the Laws of another jurisdiction.

10.4

Amendment and Modification. Parent, Merger Sub and the Company may amend, modify and supplement this Agreement, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed on behalf of all of the Parties hereto or, in the case of a waiver, by the Party waiving compliance; provided, however, that the Shareholder Representatives shall be entitled to act on behalf of the Company Shareholders for purposes of this Section 10.4.

10.5

Notice. All notices, requests, demands and other communications hereunder shall be given in writing and shall be: (a) personally delivered; (b) sent by telecopier, facsimile transmission or other electronic means of transmitting written documents; or (c) sent to the Parties at their respective addresses indicated herein by registered or certified U.S. mail, return receipt requested and postage prepaid, or by private overnight mail courier service. The respective addresses to be used for all such notices, demands or requests are as follows:

If to Parent, Buyer or Merger Sub or Surviving Corporation (following the Closing), to:

Gildan Activewear Inc.
Attn: Patrice Ouimet
725 Montée de Liesse
Montréal (Québec)
H4T 1P5 Canada
Facsimile: (514) 735-6810

with a copy to:

Gildan Activewear Inc.
Attn: Lindsay Matthews
725 Montée de Liesse
Montréal (Québec)
H4T 1P5 Canada
Facsimile: (514) 734-8379

with a copy to:
Alston & Bird LLP
Attn: Teri L. McMahon, Esq.
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Facsimile: (404) 253-8190

If to the Company:
(prior to Closing)

V.I. Prewett & Son, Inc.
Attn: Bobby R. Cole
208 N.E. 35th Street
P.O. Box 708
Fort Payne, AL 35967
Facsimile: (256) 845-0892

with a copy to:

Scruggs, Dodd & Dodd, P.A.
Attn: E. Allen Dodd, Jr.
207 Alabama Avenue, SW
Fort Payne, Alabama 35967
Facsimile: (256) 845-4325

and

Burr & Forman LLP
Attn: George M. Taylor, III
420 N. 20th St., Suite 3400
Birmingham, Alabama 35203
Facsimile: (205) 244-5711

If to Shareholder Representatives:

Charles E. Johnson
7204 Greenhill Blvd., N.W.
Fort Payne, Alabama 35967

C. Steve Bell
1811 Dogtown Road, S.E.
Fort Payne, Alabama 35967

Steve McKeehan
7008 Greenhill Blvd., N.W.
Fort Payne, Alabama 35967

with a copy to:

Scruggs, Dodd & Dodd, P.A.
Attn: E. Allen Dodd, Jr.
207 Alabama Avenue, SW
Fort Payne, Alabama 35967
Facsimile: (256) 845-4325

and

Burr & Forman LLP
Attn: George M. Taylor, III
420 N. 20TH St., Suite 3400
Birmingham, Alabama 35203
Facsimile: (205) 244-5711

If personally delivered, such communication shall be deemed delivered upon actual receipt; if electronically transmitted pursuant to this paragraph, such communication shall be deemed delivered the next Business Day after transmission (and sender shall bear the burden of proof of delivery); if sent by overnight courier pursuant to this paragraph, such communication shall be deemed delivered upon receipt; and if sent by U.S. mail pursuant to this paragraph, such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service, or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal. Delivery to the Shareholder Representatives shall constitute delivery to all Company Shareholders. Any Person may change its address for the purposes of this Agreement by giving notice thereof in accordance with this Section.

10.6

Expenses. Regardless of whether or not the transactions contemplated hereby are consummated:

(a)

Brokerage. The Company, Buyer, Merger Sub and Parent each represent and warrant to each other that there is no broker involved or in any way connected with the transfer provided for herein on their behalf respectively and each agrees to hold the other harmless from and against all other claims for brokerage commissions or finder’s fees in connection with the execution of this Agreement or the transactions provided for herein.

(b)

Other. Except as otherwise provided herein, each of the Parties shall bear its own expenses and the expenses of its counsel and other agents in connection with the transactions contemplated hereby.

10.7

Entire Agreement; Binding Effect; No Third Party Rights. This Agreement embodies the entire agreement between the Parties hereto with respect to the transactions contemplated herein, and there have been and are no agreements, representations or warranties between the Parties other than those set forth or provided for herein or executed contemporaneously or in connection herewith. Except as expressly provided in Article VIII hereof, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties hereto any rights, remedies or claims under or with respect to this

Agreement. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective legal representatives, successors and permitted assigns.

10.8

Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.9

Headings. The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof.

10.10

Construction. Where any group or category of items or matters is defined collectively in the plural number, any item or matter within such definition may be referred to using such defined term in the singular number.

10.11

Interpretations. Neither this Agreement nor any uncertainty herein shall be construed or resolved against any Party, whether under rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties, and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto. Time is of the essence under this Agreement.

10.12

Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted only so broad as enforceable.

(Signatures on the Following Page)

[Signatures and schedules redacted]